UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November 2025

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

4-5, Marunouchi 1-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-273681) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 28, 2025

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Yoshitaka Sekine
Name:	Yoshitaka Sekine
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

English Translation of Excerpts from Semiannual Securities Report Filed in Japan

This document is an English translation of selected information included in the semiannual securities report for the six months ended September 30, 2025 filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG” or “we”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on November 28, 2025 (the “Semiannual Securities Report”). An English translation of certain information included in the Semiannual Securities Report was previously submitted in a report on Form 6-K dated November 14, 2025. Accordingly, this document should be read together with the previously submitted report.

The Semiannual Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements as well as generally accepted accounting principles in Japan (“J-GAAP”). There are significant differences between J-GAAP and generally accepted accounting principles in the United States. In addition, the Semiannual Securities Report is being filed in the context of other prior disclosures filed by MUFG in Japan and discusses selected recent developments taking into account those prior disclosures. Accordingly, you may need to review the following disclosure, together with other prior disclosures, to obtain all of the information that is important to you. For a more complete discussion of the background to information provided below, please see our annual report on Form 20-F for the fiscal year ended March 31, 2025 and other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

The following disclosure contains forward-looking statements, which, unless specifically stated otherwise, reflect our understanding as of the date of filing of the Semiannual Securities Report. Actual results may significantly differ from those expressed or implied by such forward-looking statements. In addition, although the Risk Committee identified the top risks below, there may be other material risks that emerge as we operate our businesses.

Risks Relating to Our Business

We describe below some major developments and changes to update our risk factor disclosure previously included in our annual securities report for the fiscal year ended March 31, 2025 filed in Japan on June 25, 2025. The updates below are not a complete update of the prior disclosure but instead intended to explain only the significant developments and changes that we believe may have a material impact on the risks to our business and other risks. The discussion below contains forward-looking statements, which, unless specifically described otherwise, reflect our understanding as of the date of filing of the Semiannual Securities Report.

The numbering of the subheading of the risk disclosure below corresponds to the numbering of the subheading of the same risk disclosure in, or has been newly added subsequent to, our most recent annual securities report filed in Japan.

We determine the significance of various risk scenarios based on their assessed impact and probability and identify potential risk events that are deemed to require close monitoring and attention for the next one-year period as top risks. The main top risks identified by our Risk Committee in October 2025 are as follows. By identifying these top risks, we seek to implement necessary risk management measures designed to minimize such risks to the extent possible and manage them in such a manner that they can be agilely dealt with in the event that they materialize. In addition, through management’s participation in discussions on such top risks, we strive to take effective measures based on a shared assessment of risks.

Main Top Risks

Risk events	Risk scenarios
Decline in capital sufficiency / Increase in risk assets	• Our capital management may be adversely affected by an increase in unrealized losses on debt securities due to a rise in interest rates globally.
Foreign currency liquidity risk	• Deterioration in market conditions may result in a depletion of foreign currency funding liquidity and an increase in our foreign currency funding costs.
Increase in credit costs

•

Sudden deterioration in global economic activities may result in an increase in our credit costs.

•

Deterioration in the credit quality of particular industries or counterparties, to which we have relatively larger exposures, may result in an increase in our credit costs.

Business continuity risk

•

External factors such as natural disasters, conflicts, terrorist attacks and health pandemics, may result in disruptions to all or part of our operations or an increase in costs and expenses for addressing such circumstances or events.

IT risk

•

Cyber-attacks may result in customer information leakage, suspension of our services, and reputational damage.

•

System problems may result in our payment of financial compensation and damage to our reputation.

Third-party risk

•

Leakage of customer information or confidential data or other adverse consequences resulting from insufficient security measures on the part of third-party vendors.

•

Suspension of, delay in or other disruptions to our services due to interruptions to the operations of third-party vendors affected by natural disasters, infectious diseases or other events.

Risks relating to climate changes

•

If our efforts to address climate change-related risks or to make appropriate disclosure are deemed insufficient, our corporate value may be impaired.

•

Our credit portfolio may be adversely affected by the negative impact of climate change on our borrowers and transaction counterparties.

Operational Risk (Risk of Loss Resulting from Inappropriate Management of Operations or External Factors)

14.	Risks of being deemed to have engaged in inappropriate or illegal practices or other conduct and, as a result, becoming subject to regulatory actions

We conduct our business subject to laws, regulations, rules, policies and voluntary codes of practice in Japan and other markets where we operate. We are subject to various regulatory inquiries or investigations from time to time in connection with various aspects of our business and operations. Our compliance risk management systems and programs, which are continually enhanced, may not be fully effective in preventing all violations of laws, regulations and rules.

If we are deemed not compliant with applicable laws, regulations or rules, including those relating to money laundering, economic sanctions, bribery, corruption, financial crimes, or other inappropriate or illegal transactions, if our conduct is deemed to constitute unfair or inappropriate business practices, or if we are deemed to have failed to meet market or industry rules or standards, customer protection requirements, or corporate behavior expectations, we may become subject to penalties, fines, public reprimands, reputational damage, issuance of business improvement, suspension or other administrative orders, or withdrawal of authorization to operate. These consequences may result in loss of customer or market confidence in us or otherwise may adversely affect our financial condition and results of operations. Our ability to obtain regulatory approvals for future strategic initiatives may also be adversely affected.

We have received, and have been cooperating with, requests and subpoenas for information from government agencies in connection with our foreign exchange operations, and we have paid monetary penalties to some of these agencies. In connection with these matters, we, along with other financial institutions, are involved as defendants in a number of civil lawsuits.

These developments or other similar events, including potential additional regulatory actions against us, agreements to make significant additional settlement payments, may result in significant adverse financial and other consequences to us.

Additionally, on June 14, 2024, the Securities and Exchange Surveillance Commission of Japan (“SESC”) issued and announced a recommendation that the Prime Minister and the Commissioner of the Financial Services Agency (“FSA”) take administrative action against our subsidiaries MUFG Bank and Mitsubishi UFJ Morgan Stanley Securities and our securities affiliate. The recommendation was based on the SESC’s findings of, among other things, inappropriate sharing of customer information as well as improper solicitation of business in contravention of the prohibition on engagement by Registered Financial Institutions in securities-related business activities. The SESC’s findings concerned, among other things, the business collaboration among the bank and securities companies and the management of non-public corporate information by the bank and securities companies. In response to the SESC’s recommendation, on June 24, 2024, the FSA issued business improvement orders to MUFG Bank, Mitsubishi UFJ Morgan Stanley Securities and our securities affiliate under Articles 51-2 and 51 of the Financial Instruments and Exchange Act of Japan. Additionally, the FSA has required MUFG and MUFG Bank to submit reports under Articles 52-31 and 24 of the Banking Act of Japan. In response, on July 19, 2024, MUFG, MUFG Bank, Mitsubishi UFJ Morgan Stanley Securities and our securities affiliate submitted documents including business improvement plans to the FSA. MUFG, MUFG Bank, Mitsubishi UFJ Morgan Stanley Securities and our securities affiliate are continuing to take actions based on these orders and requirements.

On December 16, 2024, MUFG Bank was required by the FSA to submit a report under Article 24 of the Banking Act of Japan with regard to the incident in which a former employee stole customers’ assets from safe deposit boxes. In response, MUFG Bank submitted a report including measures designed to prevent recurrence to the FSA on January 16, 2025. MUFG Bank is continuing to implement the measures and take other actions.

21.	Risks relating to third parties

We engage in a wide array of financial and other related operations both domestically and internationally, relying on services and systems of external vendors and service providers (“third parties”) for our provision of various financial services, development and maintenance of our various systems, and certain other operations, while outsourcing certain operations to third parties. In light of our increasing reliance on third parties amid the recent rapid advancement of digitalization, we strive to appropriately manage risks associated with third parties through the implementation of measures designed to assess and monitor third party risks in accordance with internal rules adopted for external outsourcing management. Despite these measures, however, incidents such as cyber-attacks affecting third parties and information leakage, unauthorized use of data, failure to comply with laws and regulations, and other misconduct on the part of a third party may result in a loss of confidence in us, our becoming subject to administrative sanctions, or our incurring additional costs to deal with the consequences of these incidents. Furthermore, our operations may be adversely affected by a failure of a third party’s system or unavailability of or delay in a third party’s services resulting from a natural disaster or other causes.

Additional Japanese GAAP Financial Information for the Six Months Ended September 30, 2025

Consolidated Statements of Cash Flows

	(in millions of yen)
	For the six months ended September 30, 2024	For the six months ended September 30, 2025
Cash flows from operating activities:
Profits before income taxes	1,741,849	1,770,518
Depreciation and amortization	187,470	180,448
Impairment losses	16,868	12,198
Amortization of goodwill	18,388	19,102
Equity in losses (gains) of equity method investees	(257,138)	(381,931)
Increase (decrease) in allowance for credit losses	(138,012)	(89,066)
Increase (decrease) in reserve for bonuses	(97,020)	(73,495)
Increase (decrease) in reserve for bonuses to directors	(664)	(1,068)
Increase (decrease) in reserve for stocks payment	(4,958)	100
Decrease (increase) in net defined benefit assets	(49,439)	(47,555)
Increase (decrease) in net defined benefit liabilities	2,467	1,884
Increase (decrease) in reserve for retirement benefits to directors	(54)	20
Increase (decrease) in reserve for loyalty award credits	(10,280)	1,719
Increase (decrease) in reserve for contingent losses	(22,286)	(15,126)
Interest income recognized on statement of income	(4,357,421)	(4,183,706)
Interest expenses recognized on statement of income	2,848,886	2,743,761
Losses (gains) on securities	(363,348)	(133,231)
Losses (gains) on money held in trust	(4,596)	(6,522)
Foreign exchange losses (gains)	1,832,169	(255,529)
Losses (gains) on sales of fixed assets	(5,102)	1,947
Net decrease (increase) in trading assets	(850,257)	(2,256,899)
Net increase (decrease) in trading liabilities	(1,425,871)	2,860,212
Adjustment of unsettled trading accounts	(143,422)	(1,062,325)
Net decrease (increase) in loans and bills discounted	(3,035,809)	(1,237,392)
Net increase (decrease) in deposits	(2,782,578)	(1,243,989)
Net increase (decrease) in negotiable certificates of deposit	807,186	656,966
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	(1,617,629)	(10,620,958)
Net decrease (increase) in call loans and bills bought and others	2,199,311	986,663
Net decrease (increase) in receivables under securities borrowing transactions	(267,555)	(198,820)
Net increase (decrease) in call money and bills sold and others	469,908	(1,885,715)
Net increase (decrease) in commercial papers	234,194	(160,003)
Net increase (decrease) in payables under securities lending transactions	(435,099)	494,817
Net decrease (increase) in foreign exchanges (assets)	641,063	(59,360)
Net increase (decrease) in foreign exchanges (liabilities)	197,331	(279,434)
Net increase (decrease) in short-term bonds payable	169,652	(182,986)
Net increase (decrease) in issuance and redemption of unsubordinated bonds payable	(2,197,894)	667,035
Net increase (decrease) in due to trust accounts	(2,111,194)	(1,052,766)
Interest income (cash basis)	4,393,475	4,124,317
Interest expenses (cash basis)	(2,878,344)	(2,720,440)
Others	1,520,118	(1,530,459)

Sub-total	(5,775,638)	(15,157,075)

Income taxes	(310,975)	(272,734)
Refund of income taxes	130,436	63,113

Net cash provided by (used in) operating activities	(5,956,177)	(15,366,696)

	(in millions of yen)
	For the six months ended September 30, 2024	For the six months ended September 30, 2025
Cash flows from investing activities:
Purchases of securities	(50,230,667)	(58,428,062)
Proceeds from sales of securities	26,998,105	39,615,984
Proceeds from redemption of securities	27,444,063	20,110,848
Payments for increase in money held in trust	(797,231)	(753,043)
Proceeds from decrease in money held in trust	955,689	590,349
Purchases of tangible fixed assets	(61,337)	(181,368)
Purchases of intangible fixed assets	(158,948)	(195,656)
Proceeds from sales of tangible fixed assets	48,085	37,229
Proceeds from sales of intangible fixed assets	4	113
Payments for acquisition of subsidiaries’ equity affecting the scope of consolidation	(100,014)	(35,072)
Payments for sales of subsidiaries’ equity affecting the scope of consolidation	(1,988)	—
Others	4,662	(406)

Net cash provided by (used in) investing activities	4,100,422	760,915

Cash flows from financing activities:
Proceeds from subordinated borrowings	17,000	70,000
Repayments of subordinated borrowings	(15,000)	(32,000)
Proceeds from issuance of subordinated bonds payable and bonds with warrants	388,119	555,805
Payments for redemption of subordinated bonds payable and bonds with warrants	(124,402)	(60,001)
Proceeds from issuance of common stock to non-controlling shareholders	1,126	2,489
Dividends paid by MUFG	(240,813)	(449,369)
Dividends paid by subsidiaries to non-controlling shareholders	(29,021)	(21,467)
Purchases of treasury stock	(118,436)	(250,103)
Proceeds from sales of treasury stock	15,636	3,752
Payments for purchases of subsidiaries’ equity not affecting the scope of consolidation	(15,292)	(1,131)
Proceeds from sales of subsidiaries’ equity not affecting the scope of consolidation	—	29,566

Net cash provided by (used in) financing activities	(121,085)	(152,459)

Effect of foreign exchange rate changes on cash and cash equivalents	104,155	(247,781)

Net increase (decrease) in cash and cash equivalents	(1,872,684)	(15,006,021)

Cash and cash equivalents at the beginning of the period	109,875,097	109,095,437

Cash and cash equivalents at the end of the period	108,002,412	94,089,415

Additional Japanese GAAP Financial Information for the Six Months Ended September 30, 2025

1.	Significant Accounting Policies Applied to the Semi-Annual Consolidated Financial Statements

I.	Scope of consolidation

(1)	Number of consolidated subsidiaries: 344

Principal companies:

MUFG Bank, Ltd.

Mitsubishi UFJ Trust and Banking Corporation

Mitsubishi UFJ Securities Holdings Co., Ltd.

Mitsubishi UFJ Asset Management Co., Ltd.

Mitsubishi UFJ NICOS Co., Ltd.

ACOM CO., LTD.

(a)	Changes in the scope of consolidation in the six months ended September 30, 2025

Sixteen companies were newly included in the scope of consolidation due to acquisition of shares or other reasons.

Six companies were excluded from the scope of consolidation due to liquidation or other reasons.

(2)	Non-consolidated subsidiaries:

Nippon Denkai, Ltd

The non-consolidated subsidiary is excluded from the scope of consolidation because its assets, ordinary income, interim profits or losses (as and to the extent the amount represents MUFG’s equity interest therein), retained earnings (as and to the extent the amount represents MUFG’s equity interest therein) and other relevant factors are insignificant in that its exclusion is not expected to prevent a reasonable evaluation of the financial condition and operating results of the MUFG Group.

(3)	Entities not regarded as consolidated subsidiaries even though Mitsubishi UFJ Financial Group, Inc. (“MUFG”) owns the majority of voting rights in its own account:

Hygeia Co., Ltd.

(a)	Reasons for excluding from the scope of consolidation

The entity was not treated as consolidated subsidiary because it was established as a property management agent for land trust projects without any intent to control.

II.	Application of the equity method

(1)	Number of non-consolidated subsidiaries accounted for under the equity method: None

(2)	Number of equity method affiliates: 51

Principal companies:

Mitsubishi HC Capital Inc.

Morgan Stanley

(a)	Changes in the scope of application of the equity method in the six months ended September 30, 2025

Four companies were newly included in the scope of application of the equity method due to acquisition of shares or other reason.

Seven companies were excluded from the scope of application of the equity method due to the sale of shares or other reason.

(3)	Number of non-consolidated subsidiaries not accounted for under the equity method:

Nippon Denkai, Ltd

The non-consolidated subsidiary not accounted for under the equity method is excluded from the scope of application of the equity method because its interim profits or losses (as and to the extent the amount represents MUFG’s equity interest therein), retained earnings (as and to the extent the amount represents MUFG’s equity interest therein) and other relevant factors are insignificant in that its exclusion is not expected to have a material impact on MUFG’s interim consolidated financial statements.

(4)	Number of affiliates not accounted for under the equity method: None

(5)	Entities not regarded as affiliates in which MUFG owns 20% to 50% of their voting rights in its own account:

Kamui Pharma Co., Ltd.

Alchemedicine, Inc.

(a)	Reasons for excluding from the scope of affiliates

These entities were not regarded as affiliates because MUFG’s consolidated venture capital subsidiaries owned 20% to 50% of voting rights primarily to benefit from the appreciation of their investments resulting from growth or restructuring of the investees’ businesses without any intent to control.

III.	Semi-annual balance sheet dates of consolidated subsidiaries

(1)	The semi-annual balance sheet dates of the consolidated subsidiaries were as follows:

The end of June:	271 subsidiaries
The end of September:	73 subsidiaries

(2)	Some of the consolidated subsidiaries whose semi-annual balance sheet date is the end of June were consolidated based on their respective preliminary financial statements as of the end of September.

The remaining subsidiaries were consolidated based on their financial statements as of their respective semi-annual balance sheet dates.

Adjustments were made to the consolidated financial statements to reflect any significant transactions within the consolidated group that occurred between the semi-annual balance sheet dates of the relevant subsidiaries and the semi-annual consolidated balance sheet date.

IV.	Accounting policies

(1)	Trading assets and Trading liabilities; Trading income and expenses

Transactions involving short-term fluctuations or arbitrage opportunities in interest rates, currency exchange rates, market prices of financial instruments or other market indices (“trading purposes”) are presented in “Trading assets” and “Trading liabilities” on the consolidated balance sheet on a trade-date basis, and gains and losses from trading transactions (interest and dividends, gains or losses on sales and gains or losses on valuation) are presented in “Trading income” and “Trading expenses” on the consolidated statement of income.

Trading assets and trading liabilities are stated at fair value as of the consolidated balance sheet date.

With respect to derivative transactions for trading purposes, specific market risk and counterparty credit risk exposures are measured in groups of trading assets and trading liabilities, and fair value is determined for each such group of trading assets and trading liabilities on a net basis.

(2)	Securities

(a)

Debt securities being held to maturity are stated at amortized cost (using the straight-line method) computed using the moving-average method. Shares of non-consolidated subsidiaries not accounted for under the equity method are stated at acquisition cost computed using the moving-average method. Available-for-sale securities are stated at their quoted market prices (cost of securities sold is calculated primarily using the moving-average method), and equity securities with no quoted market price available are stated at acquisition cost computed using the moving-average method.

Net unrealized gains (losses) on available-for-sale securities are included directly in net assets, net of applicable income taxes, except in the case of application of the fair value hedge accounting method, in which the change in the fair value recognized is recorded in current earnings.

(b)	Securities included in trust assets in money held in trust are accounted for on the same basis as noted above in Notes (1) and (2)(a).

Net unrealized gains (losses) on securities in money held in trust which are not held for trading purposes or held to maturity are included directly in net assets, net of applicable income taxes.

(3)	Derivatives

Derivative transactions (excluding those for trading purposes) are stated at fair value as of the consolidated balance sheet date.

With respect to derivative transactions for trading purposes, specific market risk and counterparty credit risk exposures are measured in groups of trading assets and trading liabilities, and fair value is determined for each such group of trading assets and trading liabilities on a net basis.

(4)	Depreciation and amortization of fixed assets

(a)	Tangible fixed assets (except for lease assets)

Depreciation of tangible fixed assets of MUFG and its domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries is computed primarily using the declining-balance method, and is recorded by allocating the estimated annual depreciation amount evenly to each reporting period.

The useful lives are primarily estimated as follows:

Buildings: 15 to 50 years

Equipment: 2 to 20 years

Depreciation of tangible fixed assets of other consolidated subsidiaries is computed primarily using the straight-line method based on their estimated useful lives and other factors.

(b)	Intangible fixed assets (except for lease assets)

Amortization of intangible fixed assets is computed using the straight-line method.

Development costs for internally used software are amortized using the straight-line method over the estimated useful lives of primarily 3 to 10 years.

(c)	Lease assets

Depreciation or amortization of lease assets in “Tangible fixed assets” or “Intangible fixed assets” under finance leases other than those that are deemed to transfer the ownership of leased property to the lessees is computed using the straight-line method over the lease periods with zero residual value unless residual value is guaranteed by the corresponding lease contracts, in which case the residual value equals the guaranteed amount.

(5)	Deferred assets

Bond issuance costs and stock issuance costs are expensed as incurred.

(6)	Allowance for credit losses

Principal domestic consolidated subsidiaries determine the amount of allowance for credit losses in accordance with the internal standards for self-assessment of asset quality and the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses (“bankrupt borrowers”) or borrowers that are not legally or formally bankrupt but are regarded as substantially in similar condition (“virtually bankrupt borrowers”), allowances are provided based on the amount of claims, after the write-offs as stated below, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on borrowers that are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt (“likely to become bankrupt borrowers”), where the amounts of principal repayments and interest payments cannot be reasonably estimated from the borrowers’ cash flows, allowances are provided based on an overall solvency assessment of the claims, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on likely to become bankrupt borrowers and claims on borrowers requiring close monitoring, where the amounts of principal repayments and interest payments can be reasonably estimated from the borrowers’ cash flows, allowances are provided in an amount equal to the difference between the book value of the claims and the relevant cash flows discounted by the initial contractual interest rates.

For other claims, allowances are provided based mainly on expected losses for the immediately following one-year period or the average remaining term to maturity of loans. Expected losses are calculated by applying a loss rate, which is obtained based on the average rate of historical credit loss experience or historical default probability experience over a certain period, which is derived from actual credit losses or actual defaults over a one-year period or over a period equal to the average remaining term to maturity of loans, with necessary adjustments for future loss projections and other factors. For claims originated in certain foreign countries, additional allowances are provided based on an assessment of political and economic conditions of these countries.

All claims are assessed by the relevant branches and the credit supervision departments in accordance with the internal standards for self-assessment of asset quality. The credit review department, which is independent from those operating sections, subsequently audits these assessments.

For claims on bankrupt borrowers and virtually bankrupt borrowers, the amount of claims exceeding the estimated value of collateral and guarantees, which is deemed uncollectible, is written off. The total amount of write-offs was ¥196,564 million as of September 30, 2025(¥199,367 million as of March 31, 2025).

Consolidated subsidiaries not adopting the procedures stated above provide for allowances based on their historical credit loss experience or other factors for collectively assessed claims and based on individual assessments of the possibility of collection for specific deteriorated claims.

(Additional Information)

(Allowance for credit losses of certain overseas subsidiaries which apply IFRS Accounting Standards (“IFRS”))

Certain overseas subsidiaries which apply IFRS recognize allowance for credit losses in accordance with IFRS9 “Financial Instruments.” At each reporting date, these subsidiaries assess whether the credit risk on a financial asset has increased significantly since initial recognition, and if the credit risk has not increased significantly since initial recognition, the subsidiaries measure the allowance for credit losses for the financial asset at an amount equal to the 12-month expected credit loss. On the other hand, if the credit risk on a financial asset has increased significantly since initial recognition, the subsidiaries measure the allowance for credit losses for the financial asset at an amount equal to the lifetime expected credit loss.

Expected credit losses are calculated collectively for each portfolio of loans with similar risk characteristics based on the loss rates derived from past credit loss experience or bankruptcy experience through the application of a quantitative model that incorporates future forecast information, such as macroeconomic variables, into the probability of bankruptcy, etc. Expected credit losses on some credit-impaired financial assets are calculated individually by taking into account the risks particular to each such financial asset.

In addition, adjustments are made in the calculation of expected credit losses for qualitative factors relating to current conditions and future forecasts which may not be sufficiently captured in such model but should be appropriately taken into account. Future uncertainties due to changes in the economic environment, prices, monetary and trade policies, geopolitical situations, etc. are factored into estimates for the expected credit loss provisioning through such adjustments based on macroeconomic variables and/or qualitative factors.

(Information which is relevant to the understanding of the readers of the consolidated financial statements regarding the calculation of allowance for credit losses)

The process of calculating allowance for credit losses in our principal consolidated domestic banking subsidiaries involves various estimates such as determination of borrower credit ratings which are based on evaluation and classification of borrowers’ debt-service capacity, assessment of the value of collateral provided by borrowers, estimation of future cash flows when applying the cash flow estimation method, and adjustments for future loss projections and other factors to the loss rates calculated based on historical credit loss experience.

Among these, internal credit ratings are assigned to counterparties based on qualitative factors such as the current and expected future business environment of the industry to which they belong as well as their management and funding risks in addition to quantitative financial evaluations through an analysis of their financial results. In particular, those determination of internal credit ratings for these counterparties may be highly dependent on our assessment of the prospects of improvements in their operating results and their ability to continue as going concerns.

MUFG Bank, Ltd. (“the Bank”), our principal domestic consolidated banking subsidiary, applies the cash flow estimation method when determining allowance for credit losses for loans to substantially bankrupt borrowers and borrowers requiring special attention and caution in cases where it is possible to reasonably estimate the cash flows related to the collection of loan principal and receipt of interest payments.

The estimation of such future cash flows is based on a borrower-specific assessment regarding the collectability of loans, including past collection experience, evaluation of the borrower’s restructuring plans, the financial condition and operating results of the borrower, and the economic environment of the industry to which the borrower belongs. In this regard, the estimation of future cash flows may be highly dependent on estimation of borrowers’ future performance and business sustainability. Estimates are subject to a high degree of uncertainly especially when made in connection with assessments regarding the collectability of loans to substantially bankrupt borrowers with respect to which objective information is not reasonably available.

In addition, when calculating allowance for credit losses, the Bank determines loss rates primarily by calculating a rate of loss based on a historical average of the credit loss rate or a historical average of the default probability derived from actual credit loss experience or actual bankruptcy experience and making necessary adjustments based on future projections and other factors.

The Bank makes such adjustments to the loss rates calculated based on historical loss experience, taking into account future projections and other factors, especially considering the uncertain business environment arising from potential changes in the Russia-Ukraine situation and the trade policies of various countries. These adjustments are implemented made when deemed necessary, for example, by considering any additional expected loss amount not captured by the loss rates calculated based on historical loss experience. The amount of impact of these adjustments as of September 30, 2025 is ¥30,297 million (¥33,610 million as of March 31, 2025).

In addition, certain overseas subsidiaries which apply IFRS recognize allowance for credit losses in accordance with IFRS9 “Financial Instruments.” At each reporting date, these subsidiaries assess whether the credit risk on a financial asset has increased significantly since initial recognition, and if the credit risk has not increased significantly since initial recognition, the subsidiaries measure the allowance for credit losses for the financial asset at an amount equal to the 12-month expected credit loss. On the other hand, if the credit risk on a financial asset has increased significantly since initial recognition, the subsidiaries measure the allowance for credit losses for the financial asset at an amount equal to the lifetime expected credit loss.

Expected credit losses are calculated using a quantitative model that reflects economic forecast scenarios based on macroeconomic variables. The calculation process includes determination of macroeconomic variables used in multiple economic forecast scenarios and the weightings applied to each economic forecast scenario. Expected credit losses are adjusted for qualitative factors to compensate for expected credit losses that are not reflected in a quantitative model.

Significant assumptions used in our calculation of allowance for credit losses, including those described above, are subject to uncertainty. In particular, certain counterparties’ prospects of improvements in their operating results and expectations as to their ability to continue as going concerns, and adjustments to the rates of loss calculated based on actual experience for future projections and other factors, as well as determination of the macroeconomic variables used in, and the weightings applied to, multiple economic forecast scenarios, and adjustments thereto for qualitative factors, by certain subsidiaries which apply IFRS, are based on estimation relating to the economic environment, including changes in economic conditions, commodity prices and monetary and trade policies in each country as well as geopolitical situations, with respect to which objective data are not readily available.

In particular, future developments concerning the Russia-Ukraine situation and the trade policies of various countries are subject to significant uncertainty. Accordingly, we make certain assumptions, including that the current Russia-Ukraine situation continues for the foreseeable future and that the trade policies of various countries, while being subject to policy and other changes over the short term, will generally be implemented with consideration for economic and price trends. The recorded allowance represents our best estimate made based on such assumptions and in a manner designed to ensure objectivity and rationality.

For the six months ended September 30, 2025, such assumptions remained substantially unchanged because no significant changes were observed subsequent to the previous fiscal year end with respect to the events or circumstances underlying the outlook relating to the Russia-Ukraine situation and developments in the trade policies of various countries. However, these assumptions are highly uncertain, and significant additional provision for credit losses may be recognized for the nine months ended December 31, 2025 and subsequent reporting periods due to these and other factors and circumstances affecting the financial performance of counterparties or the economic environment.

(7)	Reserve for bonuses

Reserve for bonuses, which is provided for future bonus payments to employees, is recorded in the amount deemed to have accrued based on the estimated amount of bonuses as of the consolidated balance sheet date.

(8)	Reserve for bonuses to directors

Reserve for bonuses to directors, which is provided for future bonus payments to directors, is recorded in the amount deemed to have accrued based on the estimated amount of bonuses as of the consolidated balance sheet date.

(9)	Reserve for stocks payment

Reserve for stocks payment, which is provided primarily for future payments of compensation under the stock compensation plan for directors and officers, and for future deliveries of shares under the share-based compensation plan for eligible employees, of MUFG and certain domestic consolidated subsidiaries, is recorded in the amount deemed to have accrued based on the estimated amount of such compensation and shares, etc. as of the consolidated balance sheet date.

(10)	Reserve for retirement benefits to directors

Reserve for retirement benefits to directors, which is provided for future payments of retirement benefits to directors of consolidated subsidiaries, is recorded in the amount deemed to have accrued based on the estimated amount of benefits as of the consolidated balance sheet date.

(11)	Reserve for loyalty award credits

Reserve for loyalty award credits, which is provided for the future redemption of points awarded to customers of certain consolidated subsidiaries, is calculated by estimating the amount that will be redeemed in the future based on the monetary amount converted from the awarded but unused points, and is recorded in the appropriate amount as a reserve.

(12)	Reserve for contingent losses

Reserve for contingent losses, which is provided for possible losses from contingent events related to off-balance sheet transactions and various litigation and regulatory matters, is calculated by estimating the impact of such contingent events. This reserve also includes future claims for repayment of excess interest payments on consumer loans that are estimated based on the past repayments, the pending claims and other factors.

(13)	Reserves under special laws

(a)	Reserve for Financial Instruments Transaction Liabilities

Reserve under special laws includes the amount of reserve for contingent liabilities from derivative financial instruments transactions executed for clients, which is recorded in accordance with Article 46-5-1 of the Financial Instruments and Exchange Law and Article 175 of the Cabinet Office Ordinance on Financial Instruments Business.

(b)	Reserve for Commodity Futures Transactions

Reserve under special laws includes the amount of reserve for contingent liabilities for losses arising from misconduct in connection with commodity derivatives brokerage trading, which amount is recorded in accordance with Article 111 of the Regulations for Enforcement of the Commodity Derivatives Transactions Act promulgated under Article 221 of the Act.

(14)	Retirement benefits

In calculating the amount of benefit obligation, the portion of projected benefit obligation attributed to the six-month period ended September 30, 2025 is determined using the benefit formula basis.

Prior service cost is amortized using the straight-line method over a fixed period, primarily over 10 years, within the employees’ average remaining service period.

Net actuarial gains (losses) are amortized using the straight-line method over a fixed period, primarily over 10 years, within the employees’ average remaining service period, primarily beginning in the subsequent fiscal year after such gains (losses) are recognized.

For certain overseas branches of domestic consolidated subsidiaries and certain consolidated subsidiaries, net defined benefit liability and retirement benefit expenses are calculated using the simplified method.

(15)	Revenue Recognition

(a)	Revenue recognition

Revenues arising from contracts with customers are recognized in the consolidated statements of income based on the status of fulfillment of the performance obligations identified in each contract, depending on the actual nature of the transactions under the contract.

(b)	Revenue Recognition for Principal Categories of Transactions

Revenue arising from contracts with customers is recognized using a method that is designed to closely reflect economic reality, with the timing of fulfillment of performance obligations, which is an important factor in determining the timing of revenue recognition, assessed as described below.

In most cases, the consideration for a transaction is settled in cash at the time of the transaction. In other cases, receivables recognized in connection with transactions are generally collected within one year.

Of the fees and commissions, those on remittances and transfers consist mainly of remittance and transfer fees and are recognized as revenue at the time of settlement.

Of the fees and commissions, those on deposits consist mainly of ATM usage fees and periodic account management service fees. ATM usage fees are recognized as revenue at the time of execution of transactions, and periodic account management service fees are recorded as revenue over the service period.

Of the fees and commissions, those on loans consist mainly of the consideration for administration and management services during the tenors of syndicated loans and the consideration for financial and financing advice to clients, and are recorded as revenue over the service period.

Of the fees and commissions, those on trust-related services consist mainly of the consideration for shareholder registry administration services for issuers of stocks, real estate brokerage and appraisal services, and succession services including preparation, maintenance and execution of wills and inheritance management. These fees and commissions are recognized as revenue at the time when the services are provided.

Of the fees and commissions, those on securities-related services consist mainly of fees related to sales and transfers of securities including investment trust, underwriting, brokerage and advisory services, fees related to securitization, and agent fees related to calculation and payment of dividends. Fees on securities-related services are recorded as revenue over the relevant service period. Fees arising from securities-related services that are consumed by a client at a point in time (e.g., sales and transfers of securities executed under the direction of clients, underwriting or securitization of bonds and equity securities which is completed on the date of the transaction, provision of advice to clients, and calculation and payment to investors of dividends) are recognized as revenue at such point in time. Fees arising from securities-related services that are used by a client at equal intervals over the service period (e.g., retainer fees for M&A advisory services) are recognized as revenue over such service period. Fees to be paid when a particular performance target is achieved (e.g., success fees for M&A advisory services) are recognized as revenue at the time when such performance target is achieved.

Of the fees and commissions, those on credit card business consist mainly of credit card merchant fees and royalty fees from franchised merchants. Merchant fees are recorded as revenue at the time when the credit sale data is received, and royalty fees from franchised merchants are recorded as revenue over the service period.

Of the fees and commissions, those on administration and management services for investment funds and investment advisory services arise mainly from asset management and investment advisory services and consist of asset management fees, success fees and investment advisory fees related to investment trusts. Asset management fees and investment advisory fees are recognized as revenue as MUFG’s performance obligations are satisfied over the service period in the amount MUFG is entitled to charge based on the balance of assets under management. Performance-based success fees are recognized as revenue at the time when performance targets are met and it is deemed highly likely that there will be no material reversal of the recognized revenue.

Trust fees consist mainly of fees on administration and management of trust assets and are recognized as revenue as MUFG’s performance obligations are satisfied over the service period in the amount MUFG is entitled to charge based generally on the balance of assets under management for each trust or the performance of each trust account for an accounting period.

(16)	Translation of assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies or booked at overseas branches of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries are translated into yen primarily at exchange rates prevailing at the consolidated balance sheet date, except for investments in non-consolidated affiliates which are translated into yen at exchange rates prevailing at the acquisition dates.

Assets and liabilities denominated in foreign currencies of other consolidated subsidiaries are translated into yen at exchange rates prevailing at the respective balance sheet date.

(17)	Leasing transactions

(As Lessees)

Domestic consolidated subsidiaries’ finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to purchases, and depreciation of lease assets is computed using the straight-line method over the lease term with zero residual value unless residual value is guaranteed by the corresponding lease contracts, in which case the residual value equals the guaranteed amount.

(As Lessors)

Finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to sales and income and expenses related to such leases are recognized by allocating interest equivalents to applicable fiscal periods instead of recording sales as “Other ordinary income.”

(18)	Hedge accounting

(a)	Hedge accounting for interest rate risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging transactions to hedge interest rate risks arising from financial assets and liabilities, except for certain transactions qualifying for special hedge accounting treatment of interest rate swaps. Portfolio hedging or individual hedging, as described in the Japanese Institute of Certified Public Accountants (“JICPA”) Industry Committee Practical Guidelines No. 24, “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (March 17, 2022), and the Accounting Standards Board of Japan Transferred Guidance No.9, “Practical Guidelines on the Accounting for Financial Instruments” (October 16, 2025), is primarily applied to determine hedged items.

With respect to hedging transactions to offset fluctuations in the fair value of fixed rate deposits, loans and other instruments, hedging instruments (e.g., interest rate swaps) are designated to hedged items individually or collectively by their maturities in accordance with JICPA Industry Committee Practical Guidelines No. 24. With respect to hedging transactions to offset fluctuations in the fair value of fixed rate bonds classified as available-for-sale securities, hedging instruments (e.g., interest rate swaps) are designated to hedged items collectively by the type of bond. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms.

With respect to hedging transactions to fix the cash flows of forecasted transactions related to floating rate deposits, loans and other instruments as well as forecasted transactions related to short-term fixed rate deposits, loans and other instruments, hedging instruments (e.g., interest rate swaps) are designated to hedged items collectively by interest rate indices and tenors in accordance with JICPA Industry Committee Practical Guidelines No. 24. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms. The effectiveness of hedging transactions is also assessed by the correlation between factors that cause fluctuations in interest rates of hedged items and those of hedging instruments.

(b)	Hedge accounting for foreign currency risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging foreign currency risks arising from financial assets and liabilities denominated in foreign currencies. Portfolio hedging is applied to determine hedged items as described in JICPA Industry Committee Practical Guidelines No. 25 “Treatment of Accounting and Auditing concerning Accounting for Foreign Currency Transactions in the Banking Industry” (October 8, 2020). Hedging instruments (e.g., currency swaps and forward exchange contracts) are designated to hedged items collectively by currencies.

Portfolio hedging or individual hedging is applied to hedge foreign currency risks arising from equity investments in foreign subsidiaries and foreign affiliates and from available-for-sale securities (other than bonds) denominated in foreign currencies as well as from future equity investments in foreign subsidiaries. Monetary claims and liabilities denominated in the same foreign currencies or forward exchange contracts are used as hedging instruments. As for the hedge accounting method applied to equity investments in foreign subsidiaries and foreign affiliates, foreign currency translation differences arising from hedging instruments are recorded as foreign currency translation adjustments. The fair value hedge accounting method is applied to available-for-sale securities (other than bonds) denominated in foreign currencies, and the deferred hedge accounting method is applied to future equity investments in foreign subsidiaries.

(c)	Hedge accounting for stock price fluctuation risks

Individual hedging is applied to hedge market fluctuation risks arising from strategic equity securities held by domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries. Instruments such as total return swaps are used as hedging instruments. The effectiveness of hedging transactions is assessed by the correlation between changes in the fair value of hedged items and changes in the fair value of hedging instruments. The fair value hedge accounting method is applied.

(d)	Transactions among consolidated subsidiaries

Derivative transactions including interest rate swaps and currency swaps which are designated as hedging instruments among consolidated subsidiaries or between trading accounts and other accounts (or among internal sections) are not eliminated from the consolidated statements of income or valuation difference, but are recognized as related gains or losses or deferred under hedge accounting because these derivative transactions meet non-arbitrariness and certain other criteria under JICPA Industry Committee Practical Guidelines No. 24 and No. 25 and are regarded as equivalent to external third-party cover transactions.

(19)	Cash and cash equivalents in the consolidated statements of cash flows

Cash and cash equivalents in the consolidated statements of cash flows are defined as “Cash and due from banks” on the consolidated balance sheet.

(20)	Consumption taxes

National and local consumption taxes are primarily excluded from transaction amounts of MUFG and its domestic consolidated subsidiaries. Non-deductible portions of consumption taxes on the purchases of tangible fixed assets are expensed when incurred.

(21)	Adoption of the Group Tax Sharing System

MUFG and some of its domestic consolidated subsidiaries have adopted the group tax sharing system.

(22)	Accounting of bills discounted and rediscounted

Bills discounted and rediscounted are accounted for as financial trading in accordance with JICPA Industry Committee Practical Guidelines No. 24.

(23)	Accounting standards for foreign subsidiaries

If the financial statements of foreign subsidiaries are prepared in accordance with IFRS or U.S. GAAP, such financial statements are used in the consolidated accounting process. Adjustments are also made when necessary in the consolidated accounting process.

(Changes in Accounting Estimates)

(Change in the credit rating system used for calculating the allowance for credit losses)

Our principal domestic consolidated banking subsidiaries have established a credit rating system that is consistent with the borrower classification as a uniform standard for evaluating credit risk. The allowance for credit losses is calculated using internal credit ratings determined based on such credit rating system.

Following the adoption of a new credit rating system designed to further enhance their credit risk management framework, the subsidiaries calculated their allowance for credit losses using internal credit ratings determined under the new credit rating system as of the end of the six months ended September 30, 2025.

The impact of the resulting changes in accounting estimates on our consolidated financial statements as of and for the six months ended September 30, 2025, is immaterial.

2.	Consolidated Balance Sheets

I.	Equity securities and other capital investments in non-consolidated subsidiaries and affiliates

	(in millions of yen)
	March 31, 2025	September 30, 2025
Equity securities in affiliates	¥4,697,290	¥4,866,606
Other capital investments in affiliates	123,745	94,327

The amount of investments in jointly controlled companies included in the amounts in the above table was as follows:

	(in millions of yen)
	March 31, 2025	September 30, 2025
Investments in jointly controlled companies	¥11,096	¥9,628

II.	Securities loaned under unsecured securities lending transactions included in “Securities”.

	(in millions of yen)
	March 31, 2025	September 30, 2025
Securities loaned under unsecured securities lending transactions	¥59,866	¥—

Securities borrowed under securities borrowing transactions and securities purchased under resale agreements where the borrowers or purchasers have the right to dispose of the securities through sale or re-pledging without any restrictions

	(in millions of yen)
	March 31, 2025	September 30, 2025
Securities re-pledged	¥22,070,451	¥20,336,420
Securities re-loaned	3,206,432	3,311,366
Securities held without disposition	9,433,166	8,749,074

Commercial bills discounted and foreign currency bills bought discounted with the right to dispose of the bills discounted through sale or re-pledging without any restrictions

	(in millions of yen)
	March 31, 2025	September 30, 2025
Bills discounted (face value)	¥891,819	¥892,577

Foreign currency bills bought which were re-discounted upon transfer

	(in millions of yen)
	March 31, 2025	September 30, 2025
Foreign currency bills re-discounted (face value)	¥1,162	¥2,351

III.

Loans to be disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”) were as follows. Disclosed loans include corporate bonds included in Securities (to the extent that such bonds were issued through private placements as stipulated in Article 2-3 of the Financial Instruments and Exchange Act and that the principal of and interest on such bonds are partly or fully guaranteed by MUFG), Loans and bills discounted, Foreign exchanges, accrued interest and suspense payments included in Other assets, and Customers’ liabilities for acceptances and guarantees, each as included in the consolidated balance sheets, and securities loaned (to the extent borrowers have the right to sell or pledge such securities) as included in the notes to the consolidated balance sheets.

	(in millions of yen)
	March 31, 2025	September 30, 2025
Bankrupt or De facto Bankrupt	¥300,776	¥308,645
Doubtful	¥693,225	¥601,654
Special Attention	¥536,469	¥504,379
Accruing loans contractually past due 3 months or more	¥17,863	¥16,350
Restructured loans	¥518,605	¥488,029
Subtotal	¥1,530,471	¥1,414,679
Normal	¥135,805,816	¥137,998,575
Total	¥137,336,287	¥139,413,254

Bankrupt or De facto Bankrupt represents loans to borrowers that are bankrupt or in substantially similar condition due to reasons including a petition being filed to commence bankruptcy, reorganization or rehabilitation proceedings.

Doubtful represents loans to borrowers that are not yet in a state of bankruptcy but that are in deteriorated financial condition, with deteriorated operating results, and with a high likelihood of loan principal and interest not being collected or received in accordance with contractual terms, other than loans included in the Bankrupt or De facto Bankrupt category.

Accruing loans contractually past due 3 months or more represent loans with respect to which principal repayments or interest payments have been past due for 3 months or more, other than loans included in the Bankrupt or De facto Bankrupt category or the Doubtful category.

Restructured loans represent loans that have been modified with concessionary terms, including interest rate reductions, deferral of interest payments, deferral of principal repayments, waivers of loan claims and other renegotiated terms, that are favorable to borrowers, for the purpose of assisting such borrowers in improving their financial condition, other than loans included in the Bankrupt or De facto Bankrupt category, the Doubtful category or the Accruing loans contractually past due 3 months or more category.

Normal represents loans with no particular issues identified in terms of the financial condition and results of operations of borrowers and thus not included in the Bankrupt or De facto Bankrupt category, the Doubtful category, the Accruing loans contractually past due 3 months or more category or the Restructured loan category.

The amounts provided in the table above represent gross amounts before deduction of allowance for credit losses.

IV.	Assets pledged as collateral

Assets pledged as collateral and their relevant liabilities as of March 31, 2025 and September 30, 2025 were as follows:

	(in millions of yen)
	March 31, 2025	September 30, 2025
Assets pledged as collateral:
Cash and due from banks	¥4,583	¥4,632
Securities	901,692	236,882
Loans and bills discounted	18,354,007	8,802,479
Other assets	170	263
Tangible fixed assets	98	90

Total	¥19,260,552	¥9,044,349

Relevant liabilities to above assets:
Deposits	¥13,900	¥13,900
Call money and bills sold	88,200	187,300
Borrowed money	19,059,940	8,745,179
Bonds payable	3,885	3,568
Other liabilities	628	628
In addition to the above, the following assets were pledged as collateral for cash settlements and other transactions or as deposits for margin accounts for futures and other transactions:
	(in millions of yen)
	March 31, 2025	September 30, 2025
Monetary claims bought	¥47,095	¥—
Trading assets	1,928,943	2,577,229
Securities	19,179,493	16,288,244
Loans and bills discounted	1,998,090	9,171,219
Furthermore, the following assets were sold under repurchase agreements or loaned under securities lending transactions with cash collateral as of March 31, 2025 and September 30, 2025:
	(in millions of yen)
	March 31, 2025	September 30, 2025
Trading assets	¥3,028,583	¥2,799,384
Securities	20,757,166	19,205,391

Total	¥23,785,750	¥22,004,776

Relevant liabilities to above assets:
Payables under repurchase agreements	¥23,048,546	¥21,104,787
Payables under securities lending transactions	175,920	464,074
In addition, the following assets were pledged under general collateral repurchase agreements using the subsequent collateral allocation method as of March 31, 2025 and September 30, 2025:
	(in millions of yen)
	March 31, 2025	September 30, 2025
Trading assets	¥1,391,990	¥2,589,968
Securities	2,104,014	—

Total	¥3,496,004	¥2,589,968

V.	Non-recourse debt of consolidated special purpose companies was as follows.

	(in millions of yen)
	March 31, 2025	September 30, 2025
Non-recourse debt
Borrowed money	¥1,407	¥—
Relevant assets to above non-recourse debt:
Loans and bills discounted	¥14,500	¥—

The above table includes certain assets reported in the immediately preceding Item IV.

VI.

Overdraft facilities and commitment lines of credit are binding contracts under which MUFG’s consolidated subsidiaries have obligations to disburse funds up to predetermined limits upon the borrower’s request as long as there has been no breach of contracts. The total amount of the unused portion of these facilities as of March 31, 2025 and September 30, 2025 was as follows:

	(in millions of yen)
	March 31, 2025	September 30, 2025
Unused overdraft facilities and commitment lines of credit	¥105,967,818	¥110,507,613

The total amount of the unused portion does not necessarily represent actual future cash requirements because many of these contracts are expected to expire without being drawn upon. In addition, most of these contracts include clauses that allow MUFG’s consolidated subsidiaries to decline a borrower’s request for disbursement or decrease contracted limits for cause, such as changes in financial market condition or deterioration in a borrower’s creditworthiness. MUFG’s consolidated subsidiaries may request a borrower to pledge real property and/or securities as collateral upon signing of a contract and will perform periodic monitoring on a borrower’s business condition in accordance with internal procedures, which may lead to renegotiation of the terms and conditions of the contracts and/or initiation of a request for additional collateral and/or guarantees.

VII.

In accordance with the “Law concerning Revaluation of Land” (the “Land Revaluation Law”) (No. 34, March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries has been revalued as of the dates indicated below. The total excess from revaluation, net of income taxes corresponding to the excess that were recognized as “Deferred tax liabilities for land revaluation,” is stated as “Land revaluation excess” in net assets. Land revaluation excess includes MUFG’s share of affiliated companies’ Land revaluation excess.

Dates of revaluation:

Domestic consolidated banking subsidiaries: March 31, 1998.

Domestic consolidated trust banking subsidiaries: March 31, 1998, December 31, 2001 and March 31, 2002.

The method of revaluation as set forth in Article 3, Paragraph 3 of the Land Revaluation Law:

Fair values are determined based on (1) “published land price under the Land Price Publication Law” stipulated in Article 2-1 of the “Enforcement Ordinance of the Law concerning Revaluation of Land” (“Ordinance”) (No. 119, March 31, 1998), (2) “standard land price determined on measurement spots under the Enforcement Ordinance of the National Land Planning Law” stipulated in Article 2-2 of the Ordinance, (3) “land price determined by the method established and published by the Director General of the National Tax Agency in order to calculate land value that is used for determining taxable amounts subject to landholding tax articulated in Article 16 of the Landholding Tax Law” stipulated in Article 2-4 of the Ordinance with price adjustments for shape and time and (4) appraisal by certified real estate appraisers stipulated in Article 2-5 of the Ordinance with price adjustments for time.

In addition, some of MUFG’s affiliates that were accounted for under the equity method conducted a revaluation for land used for business operations on March 31, 2002.

VIII.	Accumulated depreciation on tangible fixed assets

	(in millions of yen)
	March 31, 2025	September 30, 2025
Accumulated depreciation on tangible fixed assets	¥1,124,625	¥1,164,059

IX.	Subordinated borrowings with special contractual provisions which rank below other debts with regard to the fulfillment of obligations included in “Borrowed money”

	(in millions of yen)
	March 31, 2025	September 30, 2025
Subordinated borrowings	¥365,389	¥406,612

X.	Subordinated bonds included in “Bonds payable”

	(in millions of yen)
	March 31, 2025	September 30, 2025
Subordinated bonds	¥4,684,677	¥5,171,426

XI.	The principal amount of money trusts entrusted to domestic trust banking subsidiaries for which repayment of the principal to the customers was guaranteed

	(in millions of yen)
	March 31, 2025	September 30, 2025
Principal-guaranteed money trusts	¥1,715,116	¥1,641,807

XII.

Guarantee obligations for private placement bonds (provided in accordance with the Article 2-3 of the Financial Instruments and Exchange Law) among the bonds and other securities included in “Securities”

	(in millions of yen)
	March 31, 2025	September 30, 2025
Guarantee obligations for private placement bonds	¥299,223	¥288,921

XIII.	Contingent liabilities

(Litigation)

In the ordinary course of business, MUFG is subject to various litigation and regulatory matters. In accordance with applicable accounting guidance, MUFG establishes a Reserve for Contingent Losses arising from litigation and regulatory matters when they are determined to be probable in their occurrences and the probable loss amount can be reasonably estimated. Based upon current knowledge and consultation with counsel, management believes the eventual outcome of such litigation and regulatory matters, where losses are probable and the probable loss amounts can be reasonably estimated, would not have a material adverse effect on MUFG’s financial position, results of operations or cash flows.

Management also believes the amount of loss that is reasonably possible, but not probable, from various litigation and regulatory matters is not material to MUFG’s financial position, results of operations or cash flows.

3.	Consolidated Statements of Income

I.	“Other ordinary income” for the periods indicated included the following:

	(in millions of yen)
	For the six months ended September 30,
	2024	2025
Equity in earnings of the equity method investees	¥257,138	¥381,931
Gains on sales of equity securities	400,208	151,067
Operating income related to a consolidated subsidiary providing trade finance services	34,871	141,615

II.	“General and administrative expenses” for the periods indicated included the following:

	(in millions of yen)
	For the six months ended September 30,
	2024	2025
Personnel expenses	¥736,011	¥746,093
Depreciation and amortization	187,470	180,448

III.	“Other ordinary expenses” for the periods indicated included the following:

	(in millions of yen)
	For the six months ended September 30,
	2024	2025
Operating expenses related to a consolidated subsidiary providing trade finance services	¥32,856	¥138,040
Write-offs of loans	137,920	97,474
Provision for allowance for credit losses	107,871	24,520

4.	Consolidated Statements of Changes in Net Assets

For the six months ended September 30, 2024

I.	Information on the class and number of issued shares and treasury stock

	(Thousand shares)
	Number of shares as of April 1, 2024	Number of shares increased	Number of shares decreased	Number of shares as of September 30, 2024	Note
Issued shares:
Common stock	12,337,710	—	—	12,337,710

Total	12,337,710	—	—	12,337,710

Treasury stock:
Common stock	611,522	74,547	13,625	672,444	(Notes 1,2 and 3)

Total	611,522	74,547	13,625	672,444

(Notes)

1.

The increase in the number of shares of common stock held in treasury by 74,547 thousand shares was due to the acquisitions of shares pursuant to provisions of the Articles of Incorporation, the acquisition of shares for a performance-based director and officer stock compensation plan using a Board Incentive Plan trust (“BIP trust”), the acquisition of shares for an employee share-based compensation plan using an Employee Stock Ownership Plan trust (“ESOP trust”) and the repurchases of shares in response to requests made by shareholders holding shares constituting less than one whole unit. The decrease in the number of shares of common stock held in treasury by 13,625 thousand shares was due to the sale of shares for the BIP trust, the sale of shares for the ESOP trust, the sales of shares in response to requests made by shareholders holding shares constituting less than one whole unit and a decrease in the number of shares held by equity method affiliates.

2.

The number of shares of common stock held in treasury as of April 1, 2024 and September 30, 2024 includes 25,769 thousand shares and 21,232 thousand shares held by the BIP trust, respectively. For the six months ended September 30, 2024, the number of shares held by the BIP trust decreased by 13,617 thousand shares.

3.

The number of shares of common stock held in treasury as of September 30, 2024 includes 2,786 thousand shares held by the ESOP trust. For the six months ended September 30, 2024, the number of shares held by the ESOP trust increased by 2,786 shares and decreased by 0 thousand shares.

II.	Information on share subscription rights

Issuer	Type of share subscription rights	Class of shares to be issued	Number of shares subject to subscription rights				Balance as of September 30, 2024 (in millions of yen)
			As of April 1, 2024	Increase	Decrease	As of September 30, 2024
Consolidated subsidiaries	—	—	—	—	—	—	6
Total			—	—	—	—	6

III.	Information on cash dividends

(1)	Cash dividends paid during the six-month period ended September 30, 2024

Date of approval	Type of stock	Total dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 27, 2024	Common stock	240,937	20.5	March 31, 2024	June 28, 2024

(Note)	The total dividend amount includes ¥528 million of dividends on the treasury shares held by the BIP trust.

(2)	Dividends the record date for which fell within the six-month period ended September 30, 2024 and the effective date of which was after the six-month period

Date of approval	Type of stock	Total dividends (in millions of yen)	Source of dividends	Dividend per share (in yen)	Dividend record date	Effective date
Meeting of Board of Directors on November 14, 2024	Common stock	292,259	Retained earnings	25.0	September 30, 2024	December 5, 2024

(Note)	The total dividend amount includes ¥530 million of dividends on the treasury shares held by the BIP trust and ¥69 millionof dividends on the treasury shares held by the ESOP trust.

For the six months ended September 30, 2025

I.	Information on the class and number of issued shares and treasury stock

	(Thousand shares)
	Number of shares as of April 1, 2024	Number of shares increased	Number of shares decreased	Number of shares as of September 30, 2025	Note
Issued shares:
Common stock	12,067,710	—	—	12,067,710

Total	12,067,710	—	—	12,067,710

Treasury stock:
Common stock	561,193	127,227	2,710	685,710	(Notes 1,2 and 3)

Total	561,193	127,227	2,710	685,710

(Notes)

1.

The increase in the number of shares of common stock held in treasury by 127,227 thousand shares was due to the acquisitions of shares pursuant to provisions of the Articles of Incorporation, the repurchases of shares in response to requests made by shareholders holding shares constituting less than one whole unit and an increase in the number of shares held by equity method affiliates. The decrease in the number of shares of common stock held in treasury by 2,710 thousand shares was due to the sale or delivery of shares for the BIP trust, the sale of shares for the ESOP trust and the sales of shares in response to requests made by shareholders holding shares constituting less than one whole unit.

2.

The number of shares of common stock held in treasury as of April 1, 2025 and September 30, 2025 includes 21,232 thousand shares and 18,563 thousand shares held by the BIP trust, respectively. For the six months ended September 30, 2025, the number of shares held by the BIP trust decreased by 2,669 thousand shares.

3.

The number of shares of common stock held in treasury as of April 1, 2025 and September 30, 2025 includes 2,772 thousand shares and 2,732 thousand shares held by the ESOP trust, respectively. For the six months ended September 30, 2025, the number of shares held by the ESOP trust decreased by 40 shares.

II.	Information on share subscription rights

Issuer	Type of share subscription rights	Class of shares to be issued	Number of shares subject to subscription rights				Balance as of September 30, 2025 (in millions of yen)
			As of April 1, 2025	Increase	Decrease	As of September 30, 2025
Consolidated subsidiaries	—	—	—	—	—	—	17
Total			—	—	—	—	17

III.	Information on cash dividends

(1)	Cash dividends paid during the six-month period ended September 30, 2025

Date of approval	Type of stock	Total dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 27, 2025	Common stock	449,732	39.0	March 31, 2025	June 30, 2025

(Note)	The total dividend amount includes ¥828 million of dividends on the treasury shares held by the BIP trust and ¥108 million of dividends on the treasury shares held by the ESOP trust.

(2)	Dividends the record date for which fell within the six-month period ended September 30, 2025 and the effective date of which was after the six-month period

Date of approval	Type of stock	Total dividends (in millions of yen)	Source of dividends	Dividend per share (in yen)	Dividend record date	Effective date
Meeting of Board of Directors on November 14, 2025	Common stock	399,183	Retained earnings	35.0	September 30, 2025	December 5, 2025

(Note)	The total dividend amount includes ¥649 million of dividends on the treasury shares held by the BIP trust and ¥95 million of dividends on the treasury shares held by the ESOP trust.

5.	Consolidated Statements of Cash Flows

I.	“Cash and cash equivalents” compared to items presented on the consolidated balance sheet

The amount of “Cash and cash equivalents” is equal to the amount of “Cash and due from banks” on the consolidated balance sheet.

6.	Leases

Operating leases

I.	Lessee

Future lease payments, including interest expenses, under non-cancelable operating leases as of March 31, 2025 and September 30, 2025 were as follows:

	(in millions of yen)
	March 31, 2025	September 30, 2025
Due within one year	¥41,514	¥42,850
Due after one year	103,979	122,128

Total	¥145,493	¥164,979

(Note) The above table does not include lease payments that are booked as “Right-of-use assets” at overseas subsidiaries.

II.	Lessor

Future lease receivables, including interest receivables, under non-cancelable operating leases as of March 31, 2025 and September 30, 2025 were as follows:

	(in millions of yen)
	March 31, 2025	September 30, 2025
Due within one year	¥10,205	¥17,896
Due after one year	73,302	117,193

Total	¥83,508	¥135,090

7.	Financial Instruments

I.	Matters concerning fair value of financial instruments and breakdown by input level

The amounts on the consolidated balance sheet, the fair value of financial instruments, the difference between them as well as a breakdown of financial instruments by input level are as follows.

The following tables do not include investment trusts which are accounted for in accordance with Paragraphs 24-3 and 24-9 of ASBJ Implementation Guidance No. 31, “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ, June 17, 2021) (“Implementation Guidance on Fair Value Measurement”), stocks with no market price, etc. and investments in partnerships and others which are accounted for in accordance with Paragraph 24-16 of the Implementation Guidance on Fair Value Measurement. (See Note (*2) to each of the tables in (1), (Note 3) and (Note 4) below.)

The fair values of financial instruments are classified into the following three levels depending on the observability and significance of the input used in the fair value calculation.

Level 1: Fair value determined based on (unadjusted) quoted prices in active markets for identical assets or liabilities

Level 2: Fair value determined based on directly or indirectly observable inputs other than the Level 1 inputs

Level 3: Fair value determined based on significant unobservable inputs

Where multiple inputs are used with a significant impact on the fair value calculation, the fair value of a financial instrument is classified based on the lowest of the priority levels to which any of those inputs belongs.

(1)	Financial assets and liabilities at fair value on the consolidated balance sheets

As of March 31, 2025

	(in millions of yen)
Category	Amount on consolidated balance sheet
	Level 1	Level 2	Level 3	Total
Monetary claims bought (*1)	—	657,865	1,575,002	2,232,868
Trading assets	6,621,535	5,086,827	108,600	11,816,963
Money held in trust (Trading purpose / Other)	—	1,038,264	4,205	1,042,470
Securities (Available-for-sale securities)	38,120,889	18,450,965	845,553	57,417,408
Domestic equity securities	3,517,398	19,794	3,264	3,540,457
Government bonds	21,152,902	28,393	—	21,181,296
Municipal bonds	—	309,997	—	309,997
Corporate bonds	—	1,630,483	1,383	1,631,867
Foreign equity securities	497,783	136,623	28,541	662,949
Foreign bonds	12,716,727	11,293,113	172,869	24,182,709
Investment trusts (*2)	230,589	5,001,674	150	5,232,414
Other securities	5,486	30,883	639,345	675,715
Loans and bills discounted	—	—	90,936	90,936

Total assets	44,742,424	25,233,923	2,624,299	72,600,647

Trading liabilities	5,022,330	180,259	—	5,202,589
Borrowed money (FVO) (*3)	—	120,537	—	120,537
Bonds payable (FVO) (*3)	—	63,283	—	63,283
Other liabilities	—	—	9,836	9,836

Total liabilities	5,022,330	364,079	9,836	5,396,246

Derivatives (*4) (*5)	29,388	65,666	187,010	282,066
Interest rate-related derivatives	6,203	(707,535)	147,916	(553,415)
Currency-related derivatives	(782)	653,093	25,812	678,123
Equity-related derivatives	25,166	53,090	9,820	88,077
Bond-related derivatives	(1,199)	65,758	3,280	67,839
Commodity-related derivatives	—	—	(33)	(33)
Credit-related derivatives	—	1,260	(113)	1,147
Other derivatives	—	0	326	326

(*1)	Monetary claims bought consist of securitized products, etc. of ¥2,199,406 million accounted for in the same manner as available-for-sale securities.
(*2)

The amount of investment trusts which are accounted for in accordance with Paragraph 24-3 and 24-9 of the Implementation Guidance on Fair Value Measurement is not included in the table above. The amount of such investment trusts on the consolidated balance sheet is ¥1,148,351 million of financial assets.

(*3)	Some overseas subsidiaries apply the fair value option.
(*4)

Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets or liabilities arising from derivative transactions are presented on a net basis, and net liabilities in the aggregate are presented in minus.

(*5)	Derivative transactions to which hedge accounting is applied are reported on the consolidated balance sheet at ¥(478,386) million..

As of September 30, 2025

	(in millions of yen)
Category	Amount on consolidated balance sheet
	Level 1	Level 2	Level 3	Total
Monetary claims bought (*1)	—	633,130	1,461,774	2,094,905
Trading assets	6,990,738	4,867,523	143,838	12,002,101
Money held in trust (Trading purpose / Other)	—	1,214,224	4,428	1,218,653
Securities (Available-for-sale securities)	33,644,168	22,236,880	856,070	56,737,119
Domestic equity securities	3,816,249	21,011	2,587	3,839,848
Government bonds	16,190,229	28,399	—	16,218,628
Municipal bonds	—	206,636	—	206,636
Corporate bonds	—	1,530,763	—	1,530,763
Foreign equity securities	569,411	133,898	69,949	773,259
Foreign bonds	12,611,266	15,614,251	177,106	28,402,625
Investment trusts (*2)	453,580	4,670,987	158	5,124,725
Other securities	3,430	30,931	606,268	640,630
Loans and bills discounted	—	—	105,914	105,914

Total assets	40,634,907	28,951,759	2,572,026	72,158,693

Trading liabilities	5,716,212	191,427	—	5,907,639
Borrowed money (FVO) (*3)	—	65,758	—	65,758
Bonds payable (FVO) (*3)	—	57,920	—	57,920
Other liabilities	—	—	10,898	10,898

Total liabilities	5,716,212	315,107	10,898	6,042,217

Derivatives (*4) (*5)	(22,345)	(462,953)	365,405	(119,894)
Interest rate-related derivatives	2,220	(829,841)	337,965	(489,656)
Currency-related derivatives	33	287,560	19,221	306,815
Equity-related derivatives	(21,101)	22,895	6,852	8,646
Bond-related derivatives	(3,498)	57,175	1,527	55,204
Commodity-related derivatives	—	(34)	(0)	(34)
Credit-related derivatives	—	(718)	(162)	(881)
Other derivatives	—	9	2	12

(*1)	Monetary claims bought consist of securitized products, etc. of ¥2,019,791 million accounted for in the same manner as available-for-sale securities.
(*2)

The amount of investment trusts which are accounted for in accordance with Paragraphs 24-3 and 24-9 of the Implementation Guidance on Fair Value Measurement is not included in the table above. The amount of such investment trusts on the consolidated balance sheet is ¥1,356,206 million of financial assets.

(*3)	Some overseas subsidiaries apply the fair value option.
(*4)

Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets or liabilities arising from derivative transactions are presented on a net basis, and net liabilities in the aggregate are presented in minus.

(*5)	Derivative transactions to which hedge accounting is applied are reported on the consolidated balance sheet at ¥(851,288) million.

(2)	Financial assets and liabilities which are not stated at fair value on the consolidated balance sheets

Cash and due from banks, Call loans and bills bought, Receivables under resale agreements, Receivables under securities borrowing transactions, Foreign exchanges (assets and liabilities), Call money and bills sold, Payables under repurchase agreements, Payables under securities lending transactions, Commercial papers, Short-term bonds payable, Due to trust accounts and Other liabilities are not included in the following tables since they are predominantly short-term (within one year), and their fair values approximate their carrying amounts.

As of March 31, 2025

	(in millions of yen)

Category	Fair value				Amount on consolidated balance sheet	Difference
	Level 1	Level 2	Level 3	Total
Monetary claims bought (*1)	—	—	4,389,499	4,389,499	4,387,535	1,964
Money held in trust (other / held to maturity)	—	41,519	—	41,519	42,016	(497)
Securities (held to maturity)	12,931,863	8,244,204	—	21,176,068	21,805,285	(629,216)
Government bonds	12,931,863	—	—	12,931,863	13,300,923	(369,059)
Municipal bonds	—	2,452,486	—	2,452,486	2,545,626	(93,140)
Corporate bonds	—	1,238,681	—	1,238,681	1,268,459	(29,777)
Foreign bonds	—	4,553,036	—	4,553,036	4,690,276	(137,239)
Other securities	—	—	—	—	—	—
Foreign bonds (amortized at cost in accordance with IFRS9)	8,823	164,376	2,239	175,439	172,539	2,900
Loans and bills discounted (*2)	—	33,355	120,029,184	120,062,539	120,360,403	(297,863)

Total assets	12,940,687	8,483,456	124,420,923	145,845,067	146,872,923	(1,027,855)

Deposits	—	228,674,294	—	228,674,294	228,512,749	161,545
Negotiable certificates of deposit	—	17,428,084	—	17,428,084	17,374,010	54,073
Borrowed money	—	21,912,056	—	21,912,056	21,981,417	(69,360)
Bonds payable	—	13,685,789	—	13,685,789	13,955,672	(269,883)

Total liabilities	—	281,700,224	—	281,700,224	281,823,850	(123,625)

(*1)	Monetary claims bought include securitized products, etc. of ¥1,466,897 million accounted for in the same manner as securities held to maturity.
(*2)

General and specific allowances for credit losses of ¥984,793 million corresponding to loans are deducted. However, with respect to items other than loans, the amount stated on the consolidated balance sheet is shown since the amount of allowance for credit losses corresponding to these items is insignificant.

As of September 30, 2025

	(in millions of yen)

Category	Fair value				Amount on consolidated balance sheet	Difference
	Level 1	Level 2	Level 3	Total
Monetary claims bought (*1)	—	—	4,847,285	4,847,285	4,843,730	3,555
Money held in trust (other / held to maturity)	—	32,615	—	32,615	33,007	(391)
Securities (held to maturity)	12,749,817	8,517,216	—	21,267,033	21,904,904	(637,871)
Government bonds	12,749,817	—	—	12,749,817	13,147,917	(398,100)
Municipal bonds	—	2,599,289	—	2,599,289	2,700,543	(101,254)
Corporate bonds	—	1,462,937	—	1,462,937	1,520,627	(57,690)
Foreign bonds	—	4,454,990	—	4,454,990	4,535,816	(80,826)
Other securities	—	—	—	—	—	—
Foreign bonds (amortized at cost in accordance with IFRS9)	8,916	222,571	2,238	233,726	228,017	5,708
Loans and bills discounted (*2)	—	23,125	121,780,812	121,803,937	122,235,213	(431,275)

Total assets	12,758,733	8,795,528	126,630,336	148,184,598	149,244,872	(1,060,274)

Deposits	—	227,443,690	—	227,443,690	227,256,731	186,958
Negotiable certificates of deposit	—	18,090,874	—	18,090,874	18,030,425	60,449
Borrowed money	—	11,520,153	—	11,520,153	11,580,291	(60,138)
Bonds payable	—	15,208,135	—	15,208,135	15,318,053	(109,917)

Total liabilities	—	272,262,854	—	272,262,854	272,185,502	77,352

(*1)	Monetary claims bought include securitized products, etc. of ¥1,940,426 million accounted for in the same manner as securities held to maturity.
(*2)

General and specific allowances for credit losses of ¥917,204 million corresponding to loans are deducted. However, with respect to items other than loans, the amount stated on the consolidated balance sheet is shown since the amount of allowance for credit losses corresponding to these items is insignificant.

(Note 1)	Description of the valuation techniques and inputs used to measure fair value

Monetary claims bought

The fair value of monetary claims bought is determined using prices obtained from third-party vendors (broker-dealers, etc.) or the prices estimated based on internal models.

With respect to some securitized products backed by general corporate loans, the fair value is measured by considering the estimated fair value amounts determined using projected cash flows through an analysis of the underlying loans, probability of default, prepayment rates, etc. and discounting the projected cash flows using discount rates reflecting the liquidity premium based on historical market data and the prices obtained from independent broker-dealers. These products are classified into Level 3.

For other securitized products, the fair value is determined based on the prices obtained from independent third parties after considering the results of periodic confirmation of the current status of these products, including price comparison with similar products, time series data comparison of the same product, and analysis of consistency with publicly available market indices. These products are classified into Level 2 or Level 3 depending on the inputs used for the prices obtained from independent third parties.

For certain monetary claims bought for which these methods do not apply, the fair value is measured based on either the present value using projected future cash flows through an analysis of prepayment rates, etc., and discounting the project cash flows at the market interest rates as of the valuation date with certain adjustments, or is the carrying amount if their fair value approximates such carrying amount from their qualitative viewpoint. If these monetary claims bought are measured at present value, these monetary claims bought are classified into Level 2 or, if they are short-term and their fair value approximates the carrying amount, then the carrying amount is presented as their fair value, and they are classified into Level 3.

Trading assets and liabilities

Securities such as bonds that are held for trading purposes are classified as Level 1 if prices quoted by stock exchanges are available in an active market, and as Level 2 if the fair value is determined based on either the present value of the expected future cash flows discounted at an interest rate based on the market interest rates as of the date of evaluation with certain adjustments or prices quoted by the financial institutions from which these securities are purchased.

Money held in trust

For securities that are part of trust property in an independently managed monetary trust with the primary purpose to manage securities, the fair value is determined based on the prices quoted by the financial institutions from which these securities are purchased, and these securities are classified into Level 2 depending on the fair value hierarchy of the component assets.

See “Money Held in Trust” for notes on money held in trust by category based on each purpose of holding the money held in trust.

Securities

The fair value of equity securities is determined based on the prices quoted by stock exchanges and equity securities are primarily classified into Level 1 as the quoted prices are available in active markets. The fair value of bonds is determined based on the market price or the price quoted by the financial institutions from which they are purchased or based on the price reasonably calculated using internal models. Government bonds are primarily classified into Level 1, other bonds are primarily classified into Level 2, and foreign equity securities with maturity as well as preferred securities included in Other securities are primarily classified into Level 3.

For privately placed guaranteed bonds held by MUFG’s bank subsidiaries, the fair value is determined based on the present value of expected future cash flows, which are adjusted to reflect credit risk, the amounts expected to be collected from collateral and guarantees and guarantee fees, and discounted at an interest rate based on the market interest rates as of the date of evaluation with certain adjustments. These bonds are classified into Level 2 depending on credit risk, etc.

The fair value of investment trusts is determined based on the closing market price or other publicly available net asset value. Listed investment trusts and listed real estate investment trusts, which have closing market prices, are primarily classified into Level 1, and other investment trusts are primarily classified into Level 2. Investment trusts which are accounted for at net asset value in accordance with Paragraphs 24-3 and 24-9 of the Implementation Guidance on Fair Value Measurement are not classified into any fair value hierarchy.

See “Securities” for notes on securities by category based on each purpose of holding the securities.

Loans and bills discounted

With respect to loans, for each category of loans based on their types, credit ratings and maturity periods, the fair value is determined based on the present value of expected future cash flows, which are adjusted to reflect default risk and the amount expected to be collected from collateral and guarantees and discounted at an interest rate based on the market interest rates as of the date of evaluation with certain adjustments. These loans are classified into Level 3. For certain loans with floating interest rates, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount, unless the creditworthiness of the borrower has changed significantly since the loan origination. These loans are classified as Level 3.

For receivables from bankrupt, virtually bankrupt and likely to become bankrupt borrowers, credit loss is estimated based on factors such as the present value of expected future cash flows or the amount expected to be collected from collateral and guarantees. Since the fair value of these items approximates the net amount of receivables after the deduction of allowance for credit losses on the consolidated balance sheet as of the consolidated balance sheet date, such amount is presented as the fair value. These receivables are classified into Level 3. The fair value of loans qualifying for special hedge accounting treatment of interest rate swaps under Generally Accepted Accounting Principles in Japan (“JGAAP”) reflects the fair value of such interest rate swaps.

Deposits and Negotiable certificates of deposit

For demand deposits, the amount payable on demand as of the consolidated balance sheet date (i.e., the carrying amount) is considered to be the fair value. For floating rate time deposits, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because the market interest rates are reflected in such deposits within a short time period. The fair value of most fixed rate time deposits is the present value of expected future cash flows grouped by certain maturity periods discounted at the market interest rates. These are classified into Level 2.

Borrowed money

For floating rate borrowings, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount. This is on the basis that the interest rates on such floating rate borrowings reflect the market interest rates in a short time period and that there has been no significant change in the creditworthiness of MUFG or MUFG’s consolidated subsidiaries after such borrowings were made. For fixed rate borrowings, the fair value is calculated as the present value of expected future cash flows from these borrowings grouped by certain maturity periods, which are discounted at the market interest rates reflecting the premium applicable to MUFG or MUFG’s consolidated subsidiaries. These are classified as Level 2.

Bonds payable

The fair value of corporate bonds issued by MUFG and MUFG’s consolidated subsidiaries is determined based on their market price. For certain corporate bonds, the fair value is calculated as the present value of expected future cash flows discounted at the market interest rates. For floating rate corporate bonds without market prices, the carrying amount of such bonds is presented as the fair value, as the fair value approximates such carrying amount. This is on the basis that the interest rates on such floating rate corporate bonds reflect the market interest rates in a short time period and that there has been no significant change in the creditworthiness of MUFG or MUFG’s consolidated subsidiaries after the issuance. For fixed rate corporate bonds without market prices, the fair value is the present value of expected future cash flows from these borrowings, which are discounted at the market interest rates reflecting the premium applicable to MUFG or MUFG’s consolidated subsidiaries. These are classified as Level 2. The fair value of corporate bonds qualifying for special hedge accounting treatment of interest rate swaps under JGAAP reflects the fair value of such interest rate swaps.

For structured bonds issued by some overseas subsidiaries, the fair value option is applied, and the fair value of structured bonds is calculated based on models. Structured bonds for which observable inputs are used are classified into Level 2. Structured bonds for which significant unobservable inputs are used are classified into Level 3.

Other liabilities

Contingent consideration associated with a business combination, which is included in other liabilities, is classified as Level 3 as the fair value of such contingent consideration is calculated using the discounted present value method, taking into account future cash flows, the probability of obligation and other factors.

Derivative transactions

Derivative transactions are ones involving interest rates (interest futures, interest options, interest swaps and other transactions), ones involving foreign currencies (currency futures, currency options, currency swaps and other transactions), and ones involving bonds (bond futures, bond future options and other transactions). The fair value of exchange-traded derivative transactions is based on the prices posted by exchanges. The fair value of over-the-counter derivative transactions is based on the discounted present value or amount calculated under the option-price calculation model.

The key inputs used in the valuation techniques for over-the-counter derivative transactions include interest rate yield curves, foreign currency exchange rates and volatility. For over-the-counter derivative transactions, adjustments are made for counterparty credit risk adjustments (credit valuation adjustments (CVA)) and adjustments are also made to reflect the impact of uncollateralized funding (funding valuation adjustments (FVA)). The calculation of CVA takes into account the probability of a default event occurring for each counterparty which is primarily derived from an observed or estimated spread on credit default swaps. In addition, the calculation of CVA takes into account the effect of credit risk mitigation such as pledged collateral and the legal right of offset with the counterparty. The calculation of FVA takes into account MUFG’s market funding spread reflecting the credit risk of MUFG and the funding exposure of any uncollateralized component of an over-the-counter derivative instrument entered into with the counterparty.

Exchange-traded derivative transactions valued using quoted prices are classified into Level 1. Over-the-counter derivative transactions are classified into Level 2 if their fair value is not measured based on significant unobservable inputs. Over-the-counter derivative transactions whose fair value is measured based on significant unobservable inputs are classified into Level 3.

(Note 2)	Quantitative information about financial assets and liabilities measured and presented on the consolidated balance sheets at fair value and classified in Level 3

(1)	Quantitative information on significant unobservable inputs

As of March 31, 2025

Category	Valuation technique	Signification unobservable inputs	Range	Weighted average (*1)
Monetary claims bought
Securitized products	Internal model (*2)	Correlation between underlying assets	2.0%	2.0%
		Liquidity premium	1.1%~1.4%	1.2%
		Prepayment rate	28.0%	28.0%
		Probability of default	0.0%~99.0%	—
		Recovery rate	60.4%	60.4%
Securities
Foreign equity securities	Discounted cash flow	Liquidity premium	1.5%~1.7%	1.6%
Foreign bonds	Discounted cash flow	Liquidity premium	0.0%~0.1%	0.0%
Other	Discounted cash flow	Liquidity premium	1.7%~3.2%	2.4%
Derivatives
Interest rate-related derivatives	Option model	Correlation between interest rates	30.0%~60.4%	—
		Correlation between interest rate and foreign exchange rate	5.6%~60.0%	—
		Volatility	59.4%~134.5%	—
		Recovery rate	80.0%~90.0%	—
Currency-related derivatives	Option model	Correlation between interest rates	30.0%~70.0%	—
		Correlation between interest rate and foreign exchange rate	6.2%~60.0%	—
		Correlation between foreign exchange rates	50.0%~66.4%	—
		Volatility	10.7%~20.9%	—
		Recovery rate	80.0%~90.0%	—
Equity-related derivatives	Option model	Volatility	20.0%~37.0%	—
		Correlation between foreign exchange rate and equity	6.0%~50.0%	—
		Correlation between equities	5.7%~95.0%	—

(*1)	The weighted average is calculated by weighing each input by the relative fair value of the respective financial assets.
(*2)

For further details of Internal model, refer to “Monetary claims bought” in “(Note 1) Description of the valuation techniques and inputs used to measure fair value” under “I. Matters concerning fair value of financial instruments and breakdown by input level” above.

As of September 30, 2025

Category	Valuation technique	Signification unobservable inputs	Range	Weighted average (*1)
Monetary claims bought
Securitized products	Internal model (*2)	Correlation between underlying assets	2.0%	2.0%
		Liquidity premium	1.2%~1.4%	1.2%
		Prepayment rate	20.6%	20.6%
		Probability of default	0.0%~94.6%	—
		Recovery rate	58.7%	58.7%
Securities
Foreign equity securities	Discounted cash flow	Liquidity premium	1.5%~1.7%	1.6%
Foreign bonds	Discounted cash flow	Liquidity premium	0.0%~0.1%	0.0%
Other	Discounted cash flow	Liquidity premium	1.7%~3.2%	2.4%
Derivatives
Interest rate-related derivatives	Option model	Correlation between interest rates	33.4%~58.0%	—
		Correlation between interest rate and foreign exchange rate	6.4%~49.2%	—
		Volatility	21.9%~93.7%	—
		Recovery rate	80.0%~90.0%	—
Currency-related derivatives	Option model	Correlation between interest rates	39.1%~58.0%	—
		Correlation between interest rate and foreign exchange rate	9.1%~49.2%	—
		Recovery rate	80.0%~90.0%	—
Equity-related derivatives	Option model	Volatility	17.2%~40.9%	—
		Correlation between foreign exchange rate and equity	6.0%~50.0%	—
		Correlation between equities	14.3%~100.0%	—

(*1)	The weighted average is calculated by weighing each input by the relative fair value of the respective financial assets.
(*2)

For further details of Internal model, refer to “Monetary claims bought” in “(Note 1) Description of the valuation techniques and inputs used to measure fair value” under “I. Matters concerning fair value of financial instruments and breakdown by input level” above.

(2)	Table showing reconciliation between the opening balance and the closing balance during the reporting period, and unrealized gains (losses) recognized in net income (loss)

For the fiscal year ended March 31, 2025

							(in millions of yen)
Category	March 31, 2024	Included in net income (loss) (*1)	Included in other comprehensive income (*2)	Purchases, Issues, Sales, Settlements and others	Transfers into Level 3 (*3)	Transfers out of Level 3 (*4)	March 31, 2025	Change in unrealized gains (losses) included in net income (loss) on assets and liabilities still held at March 31, 2025 (*1)
Monetary claims bought	1,248,256	(18,376)	1,837	343,285	—	—	1,575,002	(21,745)
Trading assets	74,665	(1,514)	—	35,235	214	—	108,600	(1,567)
Monetary held in trust (Trading purpose / Other)	5,864	414	(96)	(1,976)	—	—	4,205	240
Securities (Available-for-sale securities)	603,542	(12,220)	15,553	162,781	80,234	(4,339)	845,553	(11,862)
Domestic equity securities	2,694	—	569	—	—	—	3,264	—
Corporate bonds	—	(20)	(177)	(50)	1,631	—	1,383	(20)
Foreign equity securities	36,587	(4,134)	3,383	(7,810)	515	—	28,541	(3,880)
Foreign bonds	2,285	(1,079)	(46)	95,882	77,946	(2,120)	172,869	(975)
Investment trusts	2,218	—	9	—	141	(2,218)	150	—
Other securities	559,756	(6,985)	11,814	74,760	—	—	639,345	(6,985)
Loans and bills discounted	—	(15,193)	5,561	100,568	—	—	90,936	(3,455)

Total assets	1,932,328	(46,890)	22,857	639,894	80,448	(4,339)	2,624,299	(38,390)

Bonds payable (FVO)	26,411	7,498	1,516	(23,954)	—	(11,472)	—	—
Other liabilities	17,413	8,440	863	—	—	—	9,836	—

Total liabilities	43,824	(941)	2,380	(23,954)	—	(11,472)	9,836	—

Derivatives (*5)	138,640	15,756	2,063	(27,762)	263,228	(204,915)	187,010	49,844
Interest rate-related derivatives	39,723	8,708	(593)	(10,265)	248,585	(138,241)	147,916	29,730
Currency-related derivatives	10,274	164	1,918	(1,526)	14,643	337	25,812	5,437
Equity-related derivatives	11,688	13,674	742	(14,148)	—	(2,136)	9,820	15,602
Bond-related derivatives	77,444	(6,700)	—	(2,588)	—	(64,874)	3,280	(830)
Commodity-related derivatives	(45)	32	(4)	(15)	—	—	(33)	32
Credit-related derivatives	(351)	(185)	—	424	—	—	(113)	(187)
Other derivatives	(92)	61	—	357	—	—	326	59

(*1)	Mainly included in Trading income and Other operating income in the consolidated statements of income.
(*2)

Included in Net unrealized gains (losses) on available-for-sale securities and Foreign currency translation adjustments in Other comprehensive income in the consolidated statements of comprehensive income.

(*3)

Transfers into Level 3 from Level 2 were results from material inputs for valuation of derivatives that were mainly previously observable becoming unobservable and the significance of the impact of unobservable inputs increasing. These transfers were made at the beginning of the fiscal year.

(*4)

Transfers into Level 2 from Level 3 were made primarily based on declines in the significance of unobservable inputs for valuation of interest rate-related derivatives, taking into account credit valuation adjustments (CVA) for counterparty credit risk and funding valuation adjustments (FVA) for unsecured financing. These transfers were made at the beginning of the fiscal year.

(*5)

Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets or liabilities and gains or losses arising from derivative transactions are presented on a net basis, and net liabilities and losses in the aggregate are presented in minus.

For the six months ended September 30, 2025

							(in millions of yen)
Category	March 31, 2025	Included in net income (loss) (*1)	Included in other comprehensive income (*2)	Purchases, Issues, Sales, Settlements	Transfers into Level 3 (*3)	Transfers out of Level 3 (*4)	September 30, 2025	Change in unrealized gains (losses) included in net income (loss) on assets and liabilities still held at September 30, 2025 (*1)
Monetary claims bought	1,575,002	3,778	(2,808)	(114,198)	—	—	1,461,774	8,333
Trading assets	108,600	1,640	—	33,597	—	—	143,838	1,610
Monetary held in trust (Trading purpose / Other)	4,205	(24)	32	214	—	—	4,428	(23)
Securities (Available-for- sale securities)	845,553	(2,335)	10,123	(37,184)	41,267	(1,353)	856,070	(2,422)
Domestic equity securities	3,264	—	(676)	—	—	—	2,587	—
Corporate bonds	1,383	20	—	(50)	—	(1,353)	—	—
Foreign equity securities	28,541	765	(584)	(39)	41,267	—	69,949	727
Foreign bonds	172,869	(574)	4,351	461	—	—	177,106	(574)
Investment trusts	150	—	7	—	—	—	158	—
Other securities	639,345	(2,546)	7,026	(37,556)	—	—	606,268	(2,575)
Loans and bills discounted	90,936	(7,361)	1,972	20,366	—	—	105,914	(2,647)

Total assets	2,624,299	(4,303)	9,321	(97,204)	41,267	(1,353)	2,572,026	4,849

Bonds payable (FVO)	—	—	—	—	—	—	—	—
Other liabilities	9,836	759	302	—	—	—	10,898	(759)

Total liabilities	9,836	759	302	—	—	—	10,898	(759)

Derivatives (*5)	187,010	25,936	(13)	(4,963)	165,919	(8,484)	365,405	20,064
Interest rate-related derivatives	147,916	24,348	24	(1,413)	165,769	1,319	337,965	18,989
Currency-related derivatives	25,812	2,946	(30)	333	(341)	(9,499)	19,221	1,607
Equity-related derivatives	9,820	760	(7)	(3,514)	130	(337)	6,852	1,582
Bond-related derivatives	3,280	(1,885)	—	(229)	361	—	1,527	(1,885)
Commodity-related derivatives	(33)	5	—	(6)	—	32	(0)	5
Credit-related derivatives	(113)	(245)	0	196	—	—	(162)	(245)
Other derivatives	326	5	—	(330)	—	—	2	9

(*1)	Mainly included in Trading income and Other operating income in the consolidated statements of income.
(*2)

Included in Net unrealized gains (losses) on available-for-sale securities, Foreign currency translation adjustments and Net unrealized gains (losses) on loans of foreign subsidiaries and affiliates in Other comprehensive income in the consolidated statements of comprehensive income.

(*3)

Transfers into Level 3 from Level 2 were results from material inputs for valuation of derivatives that were mainly previously unobservable becoming observable and the significance of the impact of unobservable inputs increasing. These transfers were made at the beginning of the six-month period ended September 30, 2025.

(*4)

Transfers into Level 2 from Level 3 were made primarily based on the significance of unobservable inputs considering CVA on the counterparty’s credit risk and FVA on unsecured funding principally in interest rate related transactions. This transfer was implemented at the beginning of the six-month period ended September 30, 2025.

(*5)

Derivative transactions in trading assets and liabilities as well as other assets and liabilities are shown together. Assets or liabilities and gains or losses arising from derivative transactions are presented on a net basis, and net liabilities and losses in the aggregate are presented in minus.

(3)	Description of the fair value valuation process

At MUFG, the middle division establishes policies and procedures for the calculation of fair value and procedures for the use of fair value valuation models, and the front division develops fair value valuation models in accordance with such policies and procedures. The middle division verifies such models, the inputs used and the fair values obtained through calculation to ensure compatibility with the policies and procedures. In addition, based on the results of such verification, the middle division determines appropriate fair value input level classifications. In the event that market prices obtained from third parties are used as fair values, they are verified through appropriate methods such as confirming the valuation techniques and inputs used and comparing them with the fair values of similar financial instruments.

(4)	Description of the sensitivity of the fair value to changes in significant unobservable inputs

Probability of default

Probability of default is an estimate of the likelihood that the default event will occur and MUFG will be unable to collect the contractual amounts. A significant increase (decrease) in the default rate would result in a significant decrease (increase) in a fair value.

Recovery rate and prepayment rate

Recovery rate is the proportion of the total outstanding balance of a bond or loan that is expected to be collected in a liquidation scenario. Prepayment rate represents the proportion of principal that is expected to be paid prematurely in each period on a security or pool of securities. Recovery rate and prepayment rate would affect estimation of future cash flows to a certain extent and changes in these inputs could result in a significant increase or decrease in fair value.

Liquidity premium

Liquidity premium is an adjustment to discount rates to reflect uncertainty of cash flows and liquidity of the financial instruments.

When recent prices of similar instruments are unobservable in inactive or less active markets, discount rates are adjusted based on the facts and circumstances of the markets including the availability of quotes and the time since the latest available quotes. A significant increase (decrease) in discount rates would result in a significant decrease (increase) in a fair value.

Volatility

Volatility is a measure of the speed and severity of market price changes and is a key factor in pricing. A significant increase (decrease) in volatility would cause a significant increase (decrease) in the value of an option resulting in a significant increase (decrease) in fair value. The level of volatility generally depends on the tenor of the underlying assets and the strike price or level defined in the contract. Volatilities for certain combinations of tenor and strike price are not observable.

Correlation

Correlation is a measure of the relationship between the movements of two variables (i.e., how the change in one variable influences a change in the other variables). A variety of correlation-related assumptions are required for a wide range of instruments including foreign government and official institution bonds, asset-backed securities, corporate bonds, derivatives and certain other financial instruments. In most cases, correlations used are not observable in the market and must be estimated using historical information. Changes in correlation inputs can have a major impact, favorable or unfavorable, on the value of an instrument, depending on its nature. In addition, the wide range of correlation inputs are primarily due to the complex and unique nature of these instruments. There are many different types of correlation inputs, including cross-asset correlation (such as correlation between interest rate and equity) and same-asset correlation (such as correlation between interest rates). Correlation levels are highly dependent on market conditions and could have a relatively wide range of levels within or across asset classes. For interest rate contracts and foreign exchange contracts, the diversity in the portfolio held by MUFG is reflected in wide ranges of correlation, as the fair values of transactions with a variety of currencies and tenors are determined using several foreign exchange and interest rate curves. For equity derivative contracts, the wide range of correlation between interest rate and equity is primarily due to the large number of correlation pairs with different maturities of contracts.

(Note 3)

Quantitative information about investment trusts which are accounted for in accordance with Paragraphs 24-3 and 24-9 of the Implementation Guidance for on Fair Value Measurement Table showing reconciliation between the opening balance and the closing balance during the reporting period, and unrealized gains (losses) recognized in net income (loss)

For the fiscal year ended March 31, 2025

							(in millions of yen)
Category	March 31, 2024	Included in net income (loss) (*1)	Included in other comprehensive income (*2)	Purchases, Sales, Redemptions	Transfers into Paragraphs 24-3 and 24-9	Transfers out of Paragraphs 24-3 and 24-9	March 31, 2025	Change in unrealized gains (losses) included in net income (loss) on Investment trusts still held at March 31, 2025 (*1)
Investment trusts (Available-for-sale securities)	817,460	(11,621)	(12,349)	351,664	3,197	—	1,148,351	(13,943)
Paragraph 24-3 (*3)	784,343	(11,524)	(12,395)	338,540	—	—	1,098,963	(13,599)
Paragraph 24-9	33,116	(96)	46	13,123	3,197	—	49,387	(343)

(*1)	Mainly included in Other operating income in the consolidated statements of income.
(*2)	Included in Net unrealized gains (losses) on available-for-sale securities in Other comprehensive income in the consolidated statements of comprehensive income.
(*3)

Investment trusts that were subject to significance cancellation or repurchase restrictions as of March 31, 2025 primarily included ¥ 261,906 million of those which were irrevocable, ¥12,373 million of those which were subject to cancellation restrictions for a certain period, ¥ 824,683 million of those which required advance notice or had a specified redemption date.

For the six months ended September 30, 2025

							(in millions of yen)
Category	March 31, 2025	Included in net income (loss) (*1)	Included in other comprehensive income (*2)	Purchases, Sales, Redemptions	Transfers into Paragraphs 24-3 and 24-9	Transfers out of Paragraphs 24-3 and 24-9	September 30, 2025	Change in unrealized gains (losses) included in net income (loss) on Investment trusts still held at September 30, 2025 (*1)
Investment trusts (Available-for-sale securities)	1,148,351	3,349	11,617	191,836	1,050	—	1,356,206	2,841
Paragraph 24-3 (*3)	1,098,963	3,308	10,863	189,183	—	—	1,302,319	2,800
Paragraph 24-9	49,387	41	754	2,653	1,050	—	53,886	41

(*1)	Mainly included in Other operating income in the consolidated statements of income.
(*2)	Included in Net unrealized gains (losses) on available-for-sale securities in Other comprehensive income in the consolidated statements of comprehensive income.
(*3)

Investment trusts that were subject to significance cancellation or repurchase restrictions as of September 30, 2025 primarily included ¥ 306,493 million of those which were irrevocable, ¥13,088 million of those which were subject to cancellation restrictions for a certain period, ¥ 982,736 million of those which required advance notice or had a specified redemption date.

(Note 4)

The following table sets forth the amounts of equity securities with no market price available and investments in partnerships and others on the consolidated balance sheets. These securities and investments are not included in “Trading assets” or “Securities” in the tables presented under the section captioned “Matters concerning fair value of financial instruments and breakdown by input level”.

	(in millions of yen)
	Amount on consolidated balance sheet
	March 31, 2025	September 30, 2025
Equity securities with no quoted market price available (*1) (*3)	¥271,990	¥278,338
Investments in partnerships and others (*2) (*3)	488,760	532,376

(*1)

Equity securities with no market price available include unlisted equity securities, etc. and are not subject to fair value disclosure in accordance with Paragraph 5 of ASBJ Implementation Guidance No. 19 “Implementation Guidance on Disclosures about Fair Value of Financial Instruments” (ASBJ, March 31, 2020).

(*2)

Investments in partnerships and others mainly include silent partnerships and investment partnerships and other partnerships. These investments are accounted for in accordance with Paragraph 24-16 of the Implementation Guidance on Fair Value Measurement and are not subject to fair value disclosure.

(*3)

An impairment loss of ¥45,414 million and ¥4,141 million was recorded on unlisted equity securities and other investments for the fiscal year ended March 31, 2025 and for the six months ended September 30, 2025, respectively.

8.	Securities

In addition to “Securities” on the consolidated balance sheet, the figures in the following tables include negotiable certificates of deposit in “Cash and due from banks,” securitized products in “Monetary claims bought” and others.

I.	Debt securities being held to maturity

	(in millions of yen)
	March 31, 2025
	Amount on consolidated balance sheet	Fair value	Difference
Securities whose fair value exceeds amount on consolidated balance sheet:

Domestic bonds	¥2,700	¥2,703	¥3
Government bonds	—	—	—
Municipal bonds	—	—	—
Corporate bonds	2,700	2,703	3
Other securities	2,914,426	2,929,699	15,272
Foreign bonds	1,686,041	1,696,867	10,825
Other	1,228,385	1,232,831	4,446

Subtotal	¥2,917,126	¥2,932,403	¥15,276

Securities whose fair value does not exceed amount on consolidated balance sheet:

Domestic bonds	¥17,112,309	¥16,620,328	¥(491,980)
Government bonds	13,300,923	12,931,863	(369,059)
Municipal bonds	2,545,626	2,452,486	(93,140)
Corporate bonds	1,265,759	1,235,978	(29,781)
Other securities	3,242,747	3,094,261	(148,486)
Foreign bonds	3,004,234	2,856,168	(148,065)
Other	238,512	238,092	(420)

Subtotal	¥20,355,056	¥19,714,589	¥(640,467)

Total	¥23,272,183	¥22,646,992	¥(625,190)

	(in millions of yen)
	September 30, 2025
	Amount on consolidated balance sheet	Fair value	Difference
Securities whose fair value exceeds amount on consolidated balance sheet:

Domestic bonds	¥—	¥—	¥—
Government bonds	—	—	—
Municipal bonds	—	—	—
Corporate bonds	—	—	—
Other securities	3,763,465	3,799,747	36,281
Foreign bonds	2,218,717	2,248,324	29,607
Other	1,544,748	1,551,422	6,673

Subtotal	¥3,763,465	¥3,799,747	¥36,281

Securities whose fair value does not exceed amount on consolidated balance sheet:

Domestic bonds	¥17,369,088	¥16,812,043	¥(557,045)
Government bonds	13,147,917	12,749,817	(398,100)
Municipal bonds	2,700,543	2,599,289	(101,254)
Corporate bonds	1,520,627	1,462,937	(57,690)
Other securities	2,712,777	2,601,217	(111,559)
Foreign bonds	2,317,099	2,206,665	(110,434)
Other	395,677	394,552	(1,125)

Subtotal	¥20,081,865	¥19,413,260	¥(668,604)

Total	¥23,845,331	¥23,213,008	¥(632,323)

II.	Available-for-sale securities

	(in millions of yen)
	March 31, 2025
	Amount on consolidated balance sheet	Acquisition cost	Difference
Securities whose fair value exceeds the acquisition cost:

Domestic equity securities	¥3,492,445	¥1,023,720	¥2,468,724
Domestic bonds	1,256,722	1,252,350	4,371
Government bonds	1,114,625	1,112,297	2,327
Municipal bonds	100	97	2
Corporate bonds	141,997	139,955	2,041
Other securities	19,860,842	19,435,723	425,118
Foreign equity securities	219,124	164,829	54,295
Foreign bonds	13,498,998	13,346,436	152,561
Other	6,142,718	5,924,456	218,262

Subtotal	¥24,610,009	¥21,711,794	¥2,898,215

Securities whose fair value does not exceed the acquisition cost:

Domestic equity securities	¥48,012	¥58,170	¥(10,158)
Domestic bonds	21,866,439	22,120,344	(253,905)
Government bonds	20,066,671	20,224,512	(157,840)
Municipal bonds	309,897	319,676	(9,779)
Corporate bonds	1,489,869	1,576,155	(86,285)
Other securities	14,797,335	15,227,823	(430,487)
Foreign equity securities	443,824	461,846	(18,022)
Foreign bonds	10,683,711	10,949,596	(265,884)
Other	3,669,800	3,816,380	(146,580)

Subtotal	¥36,711,787	¥37,406,338	¥(694,551)

Total	¥61,321,796	¥59,118,132	¥2,203,663

(Notes)

1.

Foreign bonds of ¥172,539 million (¥175,439 million at fair value) that are amortized at cost in accordance with IFRS 9 at certain overseas subsidiaries are not included in the table as of March 31, 2025.

2.	The total difference amount shown in the table above includes ¥183,321 million revaluation gains on securities by application of the fair value hedge accounting method.

	(in millions of yen)
	September 30, 2025
	Amount on consolidated balance sheet	Acquisition cost	Difference
Securities whose fair value exceeds the acquisition cost:

Domestic equity securities	¥3,810,237	¥980,245	¥2,829,992
Domestic bonds	3,517,652	3,514,718	2,934
Government bonds	3,374,556	3,373,407	1,149
Municipal bonds	85	83	1
Corporate bonds	143,010	141,227	1,783
Other securities	24,838,296	24,268,817	569,479
Foreign equity securities	659,582	543,505	116,076
Foreign bonds	17,708,652	17,508,607	200,045
Other	6,470,062	6,216,704	253,357

Subtotal	¥32,166,186	¥28,763,781	¥3,402,405

Securities whose fair value does not exceed the acquisition cost:

Domestic equity securities	¥29,611	¥37,689	¥(8,077)
Domestic bonds	14,438,376	14,739,940	(301,564)
Government bonds	12,844,072	13,039,532	(195,460)
Municipal bonds	206,551	215,276	(8,724)
Corporate bonds	1,387,752	1,485,132	(97,379)
Other securities	14,075,432	14,469,170	(393,737)
Foreign equity securities	113,677	119,641	(5,964)
Foreign bonds	10,693,972	10,892,105	(198,132)
Other	3,267,781	3,457,423	(189,641)

Subtotal	¥28,543,420	¥29,246,799	¥(703,379)

Total	¥60,709,607	¥58,010,581	¥2,699,026

(Notes)

1.

Foreign bonds of ¥228,017 million (¥233,726 million at fair value) that are amortized at cost in accordance with IFRS 9 at certain overseas subsidiaries are not included in the table as of September 30, 2025.

2.	The total difference amount shown in the table above includes ¥233,177 million revaluation gains on securities by application of the fair value hedge accounting method.

III.	Securities with impairment losses

Securities other than trading securities and investments in affiliates (excluding non-marketable equity securities or investment in partnerships and others), whose fair value significantly declined compared with the acquisition cost, and is considered to be other than recoverable decline, were written down to the respective fair value, which is recorded as the carrying amount on the consolidated balance sheets.

Impairment losses on such securities for the fiscal year ended March 31, 2025 were ¥5,605 million consisting of ¥1,658 million on equity securities and ¥3,947 million on bonds and other securities.

Impairment losses on such securities for the six-month period ended September 30, 2025 were ¥4 million on other securities.

Whether there is any “significant decline in the fair value” is determined for each category of issuers in accordance with the internal standards for self-assessment of asset quality as provided below:

Bankrupt issuers, virtually bankrupt issuers and likely to become bankrupt issuers:

The fair value is lower than the acquisition cost.

Issuers requiring close watch:

The fair value has declined 30% or more from the acquisition cost.

Normal issuers:

The fair value has declined 50% or more from the acquisition cost.

“Bankrupt issuers” means issuers who have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses. “Virtually bankrupt issuers” means issuers who are not legally or formally bankrupt but are regarded as substantially in similar condition. “Likely to become bankrupt issuers” means issuers who are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt. “Issuers requiring close watch” means issuers who are financially weak and are under close monitoring by our subsidiaries.

“Normal issuers” means issuers other than those who are categorized in the four categories of issuers mentioned above.

9.	Money Held in Trust

I.	Money held in trust being held to maturity

	(in millions of yen)
	March 31, 2025
	(a) Amount on the consolidated balance sheet	(b) Fair value	Difference (b) - (a)	Money held in trust with respect to which (b) exceeds (a)	Money held in trust with respect to which (b) does not exceed (a)
Money held in trust being held to maturity	¥42,016	¥41,519	¥(497)	¥—	¥497

	(in millions of yen)
	September 30, 2025
	(a) Amount on the consolidated balance sheet	(b) Fair value	Difference (b) - (a)	Money held in trust with respect to which (b) exceeds (a)	Money held in trust with respect to which (b) does not exceed (a)
Money held in trust being held to maturity	¥33,007	¥32,615	¥(391)	¥—	¥391

(Note)	“Money held in trust with respect to which (b) exceeds (a)” and “Money held in trust with respect to which (b) does not exceed (a)” show the breakdown of “Difference (b) - (a)”.

II.	Money held in trust not for trading purposes or being held to maturity

	(in millions of yen)
	March 31, 2025
	(a) Amount on the consolidated balance sheet	(b) Acquisition cost	Difference (a) - (b)	Money held in trust with respect to which (a) exceeds (b)	Money held in trust with respect to which (a) does not exceed (b)
Money held in trust not for trading purposes or being held to maturity	¥993,599	¥992,713	¥885	¥890	¥5

	(in millions of yen)
	September 30, 2025
	(a) Amount on the consolidated balance sheet	(b) Acquisition cost	Difference (a) - (b)	Money held in trust with respect to which (a) exceeds (b)	Money held in trust with respect to which (a) does not exceed (b)
Money held in trust not for trading purposes or being held to maturity	¥1,165,474	¥1,164,323	¥1,151	¥1,151	¥—

(Note)	“Money held in trust with respect to which (a) exceeds (b)” and “Money held in trust with respect to which (a) does not exceed (b)” show the breakdown of “Difference (a) - (b)”.

10.	Net Unrealized Gains (Losses) on Available-for-Sale Securities

Net unrealized gains (losses) on available-for-sale securities recorded on the consolidated balance sheet as of the dates indicated consisted of the following:

As of March 31, 2025

(in millions of yen)
Net unrealized gains (losses)	¥2,036,016
Available-for-sale securities	2,035,131
Money held in trust not for trading purpose or being held to maturity	885
Loss allowance for debt instruments measured at fair value through other comprehensive income in accordance with IFRS 9	62
Deferred tax liabilities	(625,234)
Net unrealized gains (losses) on available-for-sale securities, net of deferred tax liabilities (before adjustments by ownership share)	1,410,844
Non-controlling interests	(14,269)
MUFG’s ownership share in equity method investees’ unrealized gains (losses) on available-for-sale securities	(69,447)

Total	¥1,327,127

(Notes)

1.

“Net unrealized gains (losses)” shown in the above table excludes ¥183,321 million of revaluation gains on securities as a result of application of the fair value hedge accounting method, which are recorded in current earnings.

2.

“Net unrealized gains (losses)” shown in the above table includes ¥6,305 million of unrealized gains on available-for-sale securities in investment limited partnerships and ¥8,482 million of unrealized gains as a result of foreign exchange adjustments related to available-for-sale securities denominated in foreign currencies that are included in equity securities with no quoted market price available.

As of September 30, 2025

(in millions of yen)
Net unrealized gains (losses)	¥2,483,822
Available-for-sale securities	2,482,670
Money held in trust not for trading purpose or being held to maturity	1,151
Loss allowance for debt instruments measured at fair value through other comprehensive income in accordance with IFRS 9	35
Deferred tax liabilities	(759,102)
Net unrealized gains (losses) on available-for-sale securities, net of deferred tax liabilities (before adjustments by ownership share)	1,724,754
Non-controlling interests	(16,812)
MUFG’s ownership share in equity method investees’ unrealized gains (losses) on available-for-sale securities	(61,592)

Total	¥1,646,350

(Notes)

1.

“Net unrealized gains (losses)” shown in the above table excludes ¥233,177 million of revaluation gains on securities as a result of application of the fair value hedge accounting method, which are recorded in current earnings.

2.

“Net unrealized gains (losses)” shown in the above table includes ¥10,535 million of unrealized gains on available-for-sale securities in investment limited partnerships and ¥6,286 million of unrealized gains as a result of foreign exchange adjustments related to available-for-sale securities denominated in foreign currencies that are included in equity securities with no quoted market price available.

11.	Derivatives

Derivatives to which hedge accounting is not applied

With respect to derivatives to which hedge accounting is not applied, the contract amounts or notional principal amounts and the fair values and related valuation gains (losses) as of the end of the reporting period by transaction type were as follows. The contract and other amounts do not represent the market risk exposures associated with the relevant derivatives.

I.	Interest rate-related derivatives

		(in millions of yen)
		March 31, 2025
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
Transactions listed on exchanges:
Interest rate futures	Sold	¥3,835,666	¥1,863,244	¥2,776	¥2,776
	Bought	8,635,748	6,832,494	(734)	(734)
Interest rate options	Sold	1,846,392	19,076	(3,645)	2,938
	Bought	4,810,127	585,422	7,806	(1,430)
Over-the-counter (“OTC”) transactions:
Forward rate agreements	Sold	18,661,601	6,715,465	16,536	16,536
	Bought	17,663,183	6,658,754	(1,513)	(1,513)
Interest rate swaps	Receivable fixed rate/ Payable floating rate	907,504,060	741,784,121	(12,519,852)	(12,519,852)
	Receivable floating rate/ Payable fixed rate	914,604,621	746,254,349	12,551,360	12,551,360
	Receivable floating rate/ Payable floating rate	75,351,465	51,036,446	58,603	58,603
	Receivable fixed rate/ Payable fixed rate	1,627,471	1,588,099	9,826	9,826
Interest rate swaptions	Sold	28,134,684	20,453,669	(521,142)	(423,029)
	Bought	27,058,253	19,820,272	422,166	348,381
Other	Sold	12,063,819	6,597,267	(69,258)	14,899
	Bought	7,385,430	5,130,728	58,931	(6,275)

Total		—	—	¥11,860	¥52,485

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		September 30, 2025
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
Transactions listed on exchanges:
Interest rate futures	Sold	¥3,767,823	¥1,371,226	¥(4,316)	¥(4,316)
	Bought	11,296,049	10,577,665	3,474	3,474
Interest rate options	Sold	1,776,470	140,303	(4,162)	(253)
	Bought	3,991,486	591,634	7,225	(2,086)
OTC transactions:
Forward rate agreements	Sold	20,508,975	7,839,147	(12,878)	(12,878)
	Bought	20,006,829	8,164,521	595	595
Interest rate swaps	Receivable fixed rate/ Payable floating rate	1,025,181,030	799,420,061	(17,017,617)	(17,017,617)
	Receivable floating rate/ Payable fixed rate	1,033,770,238	803,171,248	17,253,821	17,253,821
	Receivable floating rate/ Payable floating rate	57,064,108	45,405,993	64,961	64,961
	Receivable fixed rate/ Payable fixed rate	1,626,750	1,564,012	9,539	9,539
Interest rate swaptions	Sold	25,806,232	18,367,456	(416,768)	(335,918)
	Bought	25,452,419	15,581,342	303,123	233,474
Other	Sold	12,077,798	6,936,147	(56,379)	22,336
	Bought	8,043,792	5,246,885	50,019	(7,665)

Total		—	—	¥180,636	¥207,465

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

II. Currency-related derivatives

		(in millions of yen)
		March 31, 2025
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Currency futures	Sold	¥169,077	¥—	¥171	¥171
	Bought	397,198	93,995	(953)	(953)
OTC transactions:
Currency swaps		79,744,050	59,401,918	461,822	461,822
Forward contracts on foreign exchange		232,217,414	16,698,161	123,042	123,042
Currency options	Sold	11,251,828	3,805,337	(214,644)	(53,319)
	Bought	10,956,745	3,765,731	238,467	52,929

Total		—	—	¥607,906	¥583,693

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		September 30, 2025
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Currency futures	Sold	¥75,184	¥—	¥463	¥463
	Bought	519,242	77,145	(429)	(429)
OTC transactions:
Currency swaps		80,884,638	61,119,978	384,028	384,028
Forward contracts on foreign exchange		262,014,694	18,871,626	88,521	88,521
Currency options	Sold	12,779,525	4,052,240	(205,283)	(10,495)
	Bought	11,932,907	3,885,600	218,999	4,492

Total		—	—	¥486,298	¥466,579

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

III.	Equity-related derivatives

		(in millions of yen)
		March 31, 2025
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Stock index futures	Sold	¥1,230,654	¥—	¥26,028	¥26,028
	Bought	63,315	—	1,066	1,066
Stock index options	Sold	321,670	32,075	(10,596)	3,920
	Bought	211,761	10,628	8,668	1,948
OTC transactions:
OTC securities option transactions	Sold	108,084	715	(2,986)	(1,827)
	Bought	388,018	251,820	12,645	7,892
OTC securities index swap transactions	Receivable index volatility/ Payable interest rate	787,626	12,911	(11,755)	(11,755)
	Receivable interest rate/ Payable index volatility	1,637,485	43,769	31,141	31,141
Forward transactions in OTC securities indexes	Sold	402	—	3	3
	Bought	120,982	8,842	17,190	17,190

Total		—	—	¥71,405	¥75,607

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		September 30, 2025
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Stock index futures	Sold	¥1,456,964	¥—	¥(20,399)	¥(20,399)
	Bought	119,307	—	(3)	(3)
Stock index options	Sold	275,068	27,534	(12,574)	(969)
	Bought	83,550	4,632	11,876	7,518
OTC transactions:
OTC securities option transactions	Sold	87,617	1,913	(3,434)	(2,118)
	Bought	407,353	271,701	15,961	11,010
OTC securities index swap transactions	Receivable index volatility/ Payable interest rate	1,085,845	5,950	(7,181)	(7,181)
	Receivable interest rate/ Payable index volatility	2,050,563	99,605	(1,215)	(1,215)
Forward transactions in OTC securities indexes	Sold	1,140	—	5	5
	Bought	142,374	20,758	27,123	27,123

Total		—	—	¥10,158	¥13,769

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

IV.	Bond-related derivatives

		(in millions of yen)
		March 31, 2025
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Bond futures	Sold	¥350,805	¥—	¥(755)	¥(755)
	Bought	309,948	—	905	905
Bond futures options	Sold	66,790	—	(1,379)	(143)
	Bought	3,528	—	30	11
OTC transactions:
Bond OTC options	Sold	927,655	—	(2,660)	(1,193)
	Bought	927,655	—	1,008	(544)
Bond forward contracts	Sold	694	—	(4)	(4)
	Bought	—	—	—	—
Bond OTC swaps	Receivable fixed rate/ Payable variable rate	296,800	296,800	23,457	23,457
	Receivable variable rate/ Payable fixed rate	3,534	3,534	57	57
	Receivable variable rate/ Payable variable rate	75,122	75,122	14,991	14,991
	Receivable fixed rate/ Payable fixed rate	715,400	715,400	34,066	34,066
Total return swaps	Sold	—	—	—	—
	Bought	248,995	143,397	(1,877)	(1,877)

Total		—	—	¥67,839	¥68,970

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		September 30, 2025
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:
Bond futures	Sold	¥500,305	¥—	¥(1,337)	¥(1,337)
	Bought	1,191,841	—	(1,314)	(1,314)
Bond futures options	Sold	1,110,701	—	(2,714)	152
	Bought	828,010	—	1,894	74
OTC transactions:
Bond OTC options	Sold	1,227,419	—	(6,108)	(3,142)
	Bought	1,241,014	—	4,909	1,607
Bond forward contracts	Sold	15,457	14,728	169	169
	Bought	148,740	—	(614)	(614)
Bond OTC swaps	Receivable fixed rate/ Payable variable rate	297,600	297,600	21,499	21,499
	Receivable variable rate/ Payable fixed rate	3,519	3,519	62	62
	Receivable variable rate/ Payable variable rate	42,918	42,918	11,586	11,586
	Receivable fixed rate/ Payable fixed rate	716,400	716,400	30,704	30,704
Total return swaps	Sold	—	—	—	—
	Bought	279,042	143,747	(3,535)	(3,535)

Total		—	—	¥55,204	¥55,914

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

V.	Commodity-related derivatives

		(in millions of yen)
		March 31, 2025
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Commodity swaps	Receivable index volatility/ Payable interest rate	¥86,272	¥86,272	¥(19,892)	¥(19,892)
	Receivable interest rate/ Payable index volatility	86,272	86,272	19,892	19,892
Commodity options	Sold	101	101	(32)	(32)
	Bought	—	—	—	—

Total		—	—	¥(33)	¥(33)

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The commodities are mainly those related to natural gas and other commodities.

		(in millions of yen)
		September 30, 2025
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Commodity swaps	Receivable index volatility/ Payable interest rate	¥78,598	¥78,598	¥(17,181)	¥(17,181)
	Receivable interest rate/ Payable index volatility	78,598	78,598	17,181	17,181
Commodity options	Sold	100	100	(34)	(34)
	Bought	—	—	—	—

Total		—	—	¥(34)	¥(34)

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The commodities are mainly those related to natural gas and other commodities.

VI.	Credit-related derivatives

		(in millions of yen)
		March 31, 2025
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Credit default options	Sold	¥2,078,495	¥1,790,863	¥27,131	¥27,131
	Bought	2,745,211	2,427,489	(25,984)	(25,984)

Total		—	—	¥1,147	¥1,147

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	“Sold” refers to transactions where the credit risk is assumed, and “Bought” refers to transactions where the credit risk is transferred.

		(in millions of yen)
		September 30, 2025
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Credit default options	Sold	¥2,340,825	¥2,005,169	¥28,976	¥28,976
	Bought	3,124,668	2,741,388	(29,857)	(29,857)

Total		—	—	¥(881)	¥(881)

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	“Sold” refers to transactions where the credit risk is assumed, and “Bought” refers to transactions where the credit risk is transferred.

VII.	Other derivatives

		(in millions of yen)
		March 31, 2025
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Earthquake derivatives	Sold	¥13,500	¥13,500	¥(218)	¥93
	Bought	13,830	13,500	546	(541)
Other	Sold	4,818	4,818	(54)	(54)
	Bought	7,466	7,466	53	53

Total		—	—	¥326	¥(449)

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

		(in millions of yen)
		September 30, 2025
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:
Earthquake derivatives	Sold	¥13,500	¥6,500	¥(175)	¥467
	Bought	13,500	6,500	172	(901)
Other	Sold	17,726	17,726	(85)	(85)
	Bought	19,592	19,386	100	100

Total		—	—	¥12	¥(420)

(Note)

The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.

12.	Stock Options

Amount of, and income statement line-item for, expenses relating to stock options

	(in millions of yen)
	For the six months ended September 30,
	2024	2025
General and administrative expenses	¥10,221	¥8,615

13.	Revenue Recognition

Disaggregated information on revenues from contracts with customers

	(in millions of yen)
	For the six months ended September 30,
	2024	2025
Fees and commissions	¥1,117,642	1,212,712
Fees and commissions on remittances and transfers	88,795	91,100
Fees and commissions on deposits	22,991	20,778
Fees and commissions on loans (*1)	230,979	279,674
Fees and commissions on trust-related services	125,858	148,264
Fees and commissions on security-related services	107,270	99,153
Fees and commissions on credit card business (*1)	181,579	192,886
Fees and commissions on administration and management services for investment funds and investment advisory services	90,409	75,517
Guarantee fees (*2)	70,280	77,066
Other fees and commissions (*1)	199,477	228,269

Trust fees	¥70,771	77,536

(Notes)

1.	Include revenues that are not within the scope of ASBJ Statement No.29, “Accounting Standard for Revenue Recognition”(ASBJ, September 13, 2024).
2.	Guarantee fees are not included within the scope of ASBJ Statement No.29, “Accounting Standard for Revenue Recognition”(ASBJ, September 13, 2024).
3.

Fees and commissions on remittances and transfers were generated mainly through the Retail & Digital Business Group, the Commercial Banking & Wealth Management Business Group, the Japanese Corporate & Investment Banking Business Group and the Global Corporate & Investment Banking Business Group. Fees and commissions on deposits were generated mainly through the Retail & Digital Business Group and the Global Commercial Banking Business Group. Fees and commissions on loans were generated mainly through the Retail & Digital Business Group, the Japanese Corporate & Investment Banking Business Group and the Global Corporate & Investment Banking Business Group. Fees and commissions on trust-related services were generated mainly through the Commercial Banking & Wealth Management Business Group, the Japanese Corporate & Investment Banking Business Group and the Asset Management & Investor Services Business Group. Fees and commissions on security-related services were generated mainly through the Retail & Digital Business Group, the Commercial Banking & Wealth Management Business Group, the Japanese Corporate & Investment Banking Business Group and the Global Corporate & Investment Banking Business Group. Fees and commissions on credit card business were generated mainly through the Retail & Digital Business Group and the Global Commercial Banking Business Group. Fees and commissions on administration and management services for investment funds and investment advisory services were generated mainly through the Asset Management & Investor Services Business Group. Trust fees were generated mainly through the Asset Management & Investor Services Business Group.

4.

For details of the performance obligations and the timing of revenue recognition for each revenue category, refer to “(15) Revenue Recognition” under “IV. Accounting policies” under “1. Significant Accounting Policies Applied to the Semi-Annual Consolidated Financial Statements.”

14.	Segment Information

I.	Business segment information

(1)	Summary of reporting segments

MUFG’s reporting segments are business units of MUFG which its Executive Committee, the decision-making body for the execution of its business operations, regularly reviews to make decisions regarding allocation of management resources and evaluate performance.

MUFG makes and executes unified group-wide strategies based on customer characteristics and the nature of business. Accordingly, MUFG has adopted customer-based and business-based segmentation, which consists of the following reporting segments: Retail & Digital Business Group, Commercial Banking & Wealth Management Business Group, Japanese Corporate & Investment Banking Business Group, Global Commercial Banking Business Group, Asset Management & Investor Services Business Group, Global Corporate & Investment Banking Business Group, Global Markets Business Group and Other.

Retail & Digital Business Group:	Providing financial services to individual customers (excluding wealth management customers) and corporate customers through the three channels under the concept of “Real (Face-to-Face) × Remote × Digital”

Commercial Banking & Wealth Management Business Group:	Providing financial services to corporate and wealth management customers

Japanese Corporate & Investment Banking Business Group:	Providing financial services to large Japanese corporate customers in and outside Japan

Global Commercial Banking Business Group:	Providing financial services to individual and small to medium sized corporate customers through overseas commercial bank investees of MUFG

Asset Management & Investor Services Business Group:	Providing asset management and administration and pension services to domestic and overseas investor, asset manager and operating company customers

Global Corporate & Investment Banking Business Group:	Providing financial services to large non-Japanese corporate customers

Global Markets Business Group:	Providing services relating to foreign currency exchange, funds and investment securities to customers, as well as conducting market transactions and managing liquidity and cash for MUFG

Other:	Other than the businesses mentioned above

(2)	Methods of calculation of net revenue, operating profit (loss), and fixed assets for each reporting segment

The accounting methods applied to the reported business segments, except the scope of consolidation, are generally consistent with the methods described in “1. Significant Accounting Policies Applied to the Semi-Annual Consolidated Financial Statements” above. The scope of consolidation includes MUFG’s major subsidiaries. The reported figures are generally prepared based on internal managerial accounting rules before elimination of inter-segment transactions and other consolidation adjustments. Net revenue and operating expenses attributable to multiple segments are reported in accordance with internal managerial accounting rules generally calculated based on market value.

Fixed assets for each reporting segment disclosed below represent the tangible fixed assets and intangible fixed assets related to the Bank and Mitsubishi UFJ Trust and Banking Corporation (“the Trust Bank”) as allocated to each reporting segment.

(a)	Changes in the method of calculation of operating profit (loss) of each reporting segment

From the six months ended September 30, 2025, MUFG has changed the method of allocation of net revenue and operating expenses among reporting segments and has accordingly changed the method of calculation of operating profit (loss) of each reporting segment.

The business segment information for the six months ended September 30, 2024 has been restated based on the new calculation method.

(3)	Information on net revenue, operating profit (loss), and fixed assets for each reporting segment

For the six months ended September 30, 2024

	(in millions of yen)
	For the six months ended September 30, 2024
	Retail & Digital Business Group	Commercial Banking & Wealth Management Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥455,993	¥339,129	¥502,751	¥577,285	¥244,417	¥431,472	¥2,551,050	¥356,648	¥(4,066)	¥2,903,632
BK and TB combined	190,316	227,701	406,160	19,828	67,690	382,686	1,294,384	226,123	42,529	1,563,037
Net interest income	149,317	123,464	252,984	19,786	12,643	206,291	764,486	54,187	86,486	905,161
Net non-interest income	40,999	104,237	153,176	41	55,046	176,395	529,898	171,935	(43,957)	657,875
Other than BK and TB combined	265,677	111,427	96,590	557,457	176,727	48,785	1,256,666	130,525	(46,595)	1,340,595
Operating expenses	326,465	210,601	188,912	302,254	175,566	211,815	1,415,615	158,878	34,595	1,609,089

Operating profit (loss)	¥129,527	¥128,528	¥313,839	¥275,031	¥68,851	¥219,657	¥1,135,435	¥197,769	¥(38,661)	¥1,294,543

Fixed assets at period end	250,726	179,726	165,542	1,758	21,263	158,244	777,260	95,271	492,652	1,365,184
Increase in fixed assets	22,463	17,309	20,540	274	3,965	10,618	75,171	10,663	12,091	97,926
Depreciation and amortization	15,905	10,185	20,370	138	3,949	17,775	68,324	15,410	6,501	90,236

(Notes)

1.	“BK” refers to MUFG Bank, Ltd. and “TB” refers to Mitsubishi UFJ Trust and Banking Corporation.
2.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
3.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
4.	“Operating expenses” includes personnel expenses and premise expenses.
5.

“Fixed assets at period end” for each reporting segment in the above table represents those related to the Bank and the Trust Bank. Those fixed assets and consolidation adjustments related to MUFG and its other consolidated subsidiaries, which are not allocated to reporting segments, were ¥1,820,320 million. With respect to such fixed assets not allocated to reporting segments, certain related expenses are allocated to reporting segments on a reasonable basis.

6.	“Increase in fixed assets” for each reporting segment in the above table represents such increase related to the Bank and the Trust Bank.
7.	“Depreciation and amortization” for each reporting segment in the above table represents those related to the Bank and the Trust Bank.

For the six months ended September 30, 2025

	(in millions of yen)
	For the six months ended September 30, 2025
	Retail & Digital Business Group	Commercial Banking & Wealth Management Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥515,884	¥399,469	¥523,885	¥412,986	¥284,214	¥479,770	¥2,616,211	¥347,623	¥(8,889)	¥2,954,945
BK and TB combined	220,354	289,028	432,501	22,713	75,888	432,088	1,472,574	206,836	(9,427)	1,669,983
Net interest income	175,201	176,485	263,452	22,732	18,768	210,261	866,901	44,186	13,101	924,189
Net non-interest income	45,152	112,542	169,049	(18)	57,120	221,827	605,673	162,650	(22,529)	745,793
Other than BK and TB combined	295,530	110,441	91,384	390,272	208,326	47,682	1,143,637	140,786	538	1,284,961
Operating expenses	378,157	223,311	199,500	231,451	205,997	230,940	1,469,358	160,738	50,013	1,680,110

Operating profit (loss)	¥137,726	¥176,158	¥324,385	¥181,535	¥78,217	¥248,830	¥1,146,853	¥186,884	¥(58,903)	¥1,274,834

Fixed assets at period end	289,588	194,784	171,526	2,340	23,154	157,391	838,785	87,739	483,045	1,409,570
Increase in fixed assets	39,727	20,632	21,338	463	3,743	12,266	98,172	14,067	9,999	122,239
Depreciation and amortization	19,101	12,060	19,440	176	3,727	17,167	71,674	11,520	4,575	87,770

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.
4.

“Fixed assets at period end” for each reporting segment in the above table represents those related to the Bank and the Trust Bank. Those fixed assets and consolidation adjustments related to MUFG and its other consolidated subsidiaries, which are not allocated to reporting segments, were ¥1,862,554 million. With respect to such fixed assets not allocated to reporting segments, certain related expenses are allocated to reporting segments on a reasonable basis.

5.	“Increase in fixed assets” for each reporting segment in the above table represents such increase related to the Bank and the Trust Bank.
6.	“Depreciation and amortization” for each reporting segment in the above table represents those related to the Bank and the Trust Bank.

(4)	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statement of income for the corresponding six-month period

	(in millions of yen)
	For the six months ended September 30,
	2024	2025
Total operating profit of reporting segments	¥1,294,543	¥1,274,834
Operating profit of consolidated subsidiaries excluded from reporting segments	(327)	(1,489)
Provision for general allowance for credit losses	73,833	28,981
Credit related expenses	(318,318)	(155,322)
Gains on reversal of allowance for credit losses	—	—
Gains on reversal of reserve for contingent losses included in credit costs	688	3,862
Gains on loans written-off	58,022	46,084
Net gains on equity securities and other securities	363,984	130,240
Equity in earnings of equity method investees	257,138	381,931
Others	27,361	37,552

Ordinary profit in the consolidated statement of income	¥1,756,926	¥1,746,675

II.	Related information

For the six months ended September 30, 2024

(1)	Information by type of service

Omitted because it is similar to the above-explained reporting segment information.

(2)	Geographical information

(a)	Ordinary income

(in millions of yen)
For the six months ended September 30, 2024
Japan	United States	Europe/Middle East	Asia/Oceania	Others	Total
¥2,988,102	¥1,269,718	¥636,722	¥1,635,627	¥330,106	¥6,860,277

(Notes)

1.	Ordinary income is used in lieu of net sales generally used by Japanese non-financial companies.
2.	Ordinary income is categorized by either country or region based on the location of MUFG’s operating offices.

(b)	Tangible fixed assets

(in millions of yen)
September 30, 2024
Japan	Thailand	Others	Total
¥936,301	¥126,928	¥165,508	¥1,228,738

(3)	Information by major customer

None.

For the six months ended September 30, 2025

(1)	Information by type of service

Omitted because it is similar to the above-explained reporting segment information.

(2)	Geographical information

(a)	Ordinary income

(in millions of yen)
For the six months ended September 30, 2025
Japan	United States	Europe/Middle East	Asia/Oceania	Others	Total
¥3,339,866	¥1,349,404	¥607,972	¥1,318,873	¥277,658	¥6,893,775

(Notes)

1.	Ordinary income is used in lieu of net sales generally used by Japanese non-financial companies.
2.	Ordinary income is categorized by either country or region based on the location of MUFG’s operating offices.

(Changes in Presentation)

Ordinary income for “Thailand,” which was previously presented as a separate line-item for the six months ended September 30, 2024, is included in “Asia/Oceania” for the six months ended September 30, 2025 due to its decreased significance. In order to apply this change in presentation, the information in “(a) Ordinary income” under “(2) Geographical information” for the six months ended September 30, 2024 has been retroactively reclassified. As a result, the previously presented amounts with respect to “Thailand” and “Asia/Oceania (except for Thailand)” for the six months ended September 30, 2024, which were ¥766,418 million and ¥869,208 million, respectively, have been aggregated and reclassified into ¥1,635,627 million for “Asia/Oceania.”

(b)	Tangible fixed assets

(in millions of yen)
September 30, 2025
Japan	Thailand	Others	Total
¥1,048,999	¥137,215	¥157,551	¥1,343,766

(3)	Information by major customer

None.

III.	Information on impairment losses on fixed assets by reporting segment

For the six months ended September 30, 2024

	(in millions of yen)
	For the six months ended September 30, 2024
	Retail & Digital Business Group	Commercial Banking & Wealth Management Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Impairment losses	¥1,234	¥680	¥13	¥0	¥—	¥3	¥1,932	¥11,921	¥745	¥14,599

(Note)

Impairment losses on fixed assets related to MUFG and its consolidated subsidiaries other than those related to the Bank and the Trust Bank are not allocated to reporting segments. Such unallocated impairment losses for the six months ended September 30, 2024 were ¥2,269 million.

For the six months ended September 30, 2025

	(in millions of yen)
	For the six months ended September 30, 2025
	Retail & Digital Business Group	Commercial Banking & Wealth Management Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Impairment losses	¥1,542	¥784	¥5	¥0	¥—	¥1	¥2,335	¥2,424	¥525	¥5,285

(Note)

Impairment losses on fixed assets related to MUFG and its consolidated subsidiaries other than those related to the Bank and the Trust Bank are not allocated to reporting segments. Such unallocated impairment losses for the six months ended September 30, 2025 were ¥6,913 million.

IV.	Information on amortization and unamortized balance of goodwill by reporting segment

For the six months ended September 30, 2024

	(in millions of yen)
	For the six months ended September 30, 2024
	Retail & Digital Business Group	Commercial Banking & Wealth Management Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Amortization	¥718	¥65	¥22	¥5,686	¥10,209	¥1,687	¥18,388	¥—	¥—	¥18,388
Unamortized balance at period end	11,786	—	276	83,931	440,268	36,139	572,401	—	—	572,401

For the six months ended September 30, 2025

	(in millions of yen)
	For the six months ended September 30, 2025
	Retail & Digital Business Group	Commercial Banking & Wealth Management Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Amortization	¥3,327	¥—	¥22	¥3,100	¥11,027	¥1,625	¥19,102	¥—	¥—	¥19,102
Unamortized balance at period end	86,603	—	232	78,120	345,701	33,220	543,877	—	—	543,877

V.	Information on gains on negative goodwill by reporting segment

None.

15.	Business Combinations

None.

16.	Per Share Information

I.	Total equity per common share and the bases for the calculation for the periods indicated were as follows:

	(in yen)
	As of March 31, 2025	As of September 30, 2025
Total equity per common share	¥1,783.36	¥1,834.27

	(in millions of yen)
	As of March 31, 2025	As of September 30, 2025
Total equity	¥21,728,132	¥22,238,209
Deductions from total equity:
Subscription rights to shares	11	17

Non-controlling interests	1,207,746	1,360,429

Total deductions	1,207,758	1,360,446

Total equity attributable to common shares	¥20,520,374	¥20,877,762

	(in thousands)
	As of March 31, 2025	As of September 30, 2025
Number of common shares at period end used for the calculation of total equity per common share	11,506,517	11,382,000

II. Basic earnings per common share and diluted earnings per common share and the bases for the calculation for the periods indicated were as follows:

	(in yen)
	For the six months ended September 30,
	2024	2025
Basic earnings per common share	¥107.69	¥113.06
Diluted earnings per common share	107.57	112.77

	(in millions of yen)
	For the six months ended September 30,
	2024	2025
Profits attributable to owners of parent	¥1,258,195	¥1,292,955
Profits not attributable to common shareholders	—	—

Profits attributable to common shareholders of parent	¥1,258,195	¥1,292,955

	(in millions of yen)
	For the six months ended September 30,
	2024	2025
Adjustments to profits attributable to owners of parent	¥(1,378)	¥(3,328)
Adjustments related to dilutive shares of consolidated subsidiaries and others	(1,378)	(3,328)

	(in thousands)
	For the six months ended September 30,
	2024	2025
Average number of common shares during the periods	11,683,338	11,435,439
Increase in common shares	—	—

For the six months ended September 30,
	2024	2025
Description of antidilutive securities which were not included in the calculation of diluted earnings per common share	Share subscription rights issued by equity method affiliates:	Share subscription rights issued by equity method affiliates:
	Morgan Stanley	Morgan Stanley
	Stock options and others — 0 million units as of September 30, 2024	Stock options and others — 2 million units as of September 30, 2025

III.

The shares of MUFG common stock remaining in the BIP trust and the ESOP trust, which shares were included in the treasury stock as part of shareholders’ equity, were deducted from the average number of common shares for each reporting period used for the calculation of earnings per common share and from the number of common shares as of the end of each reporting period used for the calculation of total equity per common share. The average number of such treasury stock deducted from the calculation of earnings per common share for the six months ended September 30, 2024 and 2025 was 28,259 thousand shares and 22,948 thousand shares, respectively, and the number of such treasury stock deducted from the calculation of total equity per common share as of March 31, 2025 and September 30, 2025 was 24,019 thousand shares and 21,295 thousand shares, respectively.

17.	Subsequent Events

(Repurchase and cancellation of own shares)

MUFG resolved, at a meeting of the Board of Directors held on November 14, 2025, to repurchase shares of its common stock pursuant to the provisions of Article 156, Paragraph 1 of the Company Act, in accordance with the provisions of Article 459,Paragraph 1, Item 1 of the Company Act and Article 44 of its Articles of Incorporation, and to cancel shares of its common stock held in treasury in accordance with the provisions of Article 178 of the Company Act.

I.	Reasons for the repurchase and cancellation of own shares

MUFG seeks to enhance shareholder returns primarily through dividends, while pursuing an optimal balance between effective capital management and strategic investments for growth.

MUFG intends to agilely engage in repurchases of shares of its own stock as a means to return profits to shareholders and improve capital efficiency, taking into account its business performance and capital position, opportunities for growth investments, and market conditions including stock prices. As a general policy, MUFG intends to cancel treasury shares to the extent that such shares exceed approximately 5% of its total issued shares (including treasury shares).

II.	Outline of the repurchase of own shares

(1)	Type of shares to be repurchased: Common shares of MUFG

(2)	Aggregate number of shares to be repurchased: Up to 130,000,000 shares (equivalent to 1.14% of the total number of issued shares (excluding treasury shares))

(3)	Aggregate amount of repurchase price: Up to JPY 250,000,000,000

(4)	Repurchase period (*): From November 17, 2025 to February 27, 2026

(5)	Repurchase method: Market purchases on the Tokyo Stock Exchange

(*)	On a contract basis

III.	Outline of the cancellation of own shares

(1)	Type of shares to be canceled: Common shares of MUFG

(2)	Number of shares to be canceled: 200,000,000 shares (equivalent to 1.66% of the total number of issued shares (including treasury shares) before the cancellation)

(3)	Scheduled cancellation date: November 28, 2025